Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Ordinary Shares of

Allego N.V.

at

$1.70 per share

by

Madeleine Charging B.V.

an indirect, wholly owned subsidiary of funds managed by

Meridiam SAS

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 31, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”) is offering to purchase all of the outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively, the “Shares”), of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”) that are not currently held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes, payable in cash (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Transaction Framework Agreement, dated as of June 16, 2024 (as it may be amended from time to time, the “Transaction Framework Agreement”), by and among Purchaser, Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France, with its registered office located at 4, place de l’Opéra 75002 Paris, France, registered with the Paris Trade and Companies Register under number 894856889 (“Meridiam Fund”), represented by Parent, its management company , and the Company.

Unless the Offer is earlier terminated in connection with the valid termination of the Transaction Framework Agreement, the Offer will expire at one minute after 11:59 p.m. (New York City time), on July 31, 2024 (such time for the expiration of the Offer, as may be extended in accordance with the terms of the Transaction Framework Agreement and applicable laws, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) will be available.

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Pursuant to the terms of the Transaction Framework Agreement, if, at the Expiration Time, any condition to the Offer has not been satisfied or waived (to the extent that such waiver is permitted by applicable laws), Purchaser may extend the Offer for one or more consecutive increments of not more than ten business days per extension (with each such period to end at one minute after 11:59 p.m. (New York City time) on the last business day of such period) (or such other duration as may be agreed in writing by Purchaser and the Company) until all of the conditions to the Offer have been satisfied or waived (to the extent that such waiver is permitted by applicable laws). In addition, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”), the staff thereof (including in connection with the SEC’s continuing review of the filings, including the Schedule TO, the Schedule 13E-3 and the Schedule 14D-9), or the New York Stock Exchange (the “NYSE”), applicable to the Offer or as may be required by any other court, authority or governmental entity; provided that, Purchaser will not be required to extend the Offer beyond October 1, 2024. In addition, Purchaser may extend the Offer to such other date and time as may be agreed in writing by Purchaser and the Company. Any extension, termination or amendment of the Offer will be followed by a prompt public announcement thereof in accordance with applicable rules under the Exchange Act. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares that have been validly tendered.

Subject to the terms and conditions set forth in the Transaction Framework Agreement, Purchaser will, at or as promptly as practicable following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the “Acceptance Time”) and promptly pay (by delivery of funds to the depositary for the Offer) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”).

On April 2, 2024, the board of directors of the Company (the “Board”), in response to conflicts of interest of certain of its members, formed a committee (the “Independent Transaction Committee”) consisting of Christian Vollmann, Patrick Sullivan and Ronald Stroman (each, a “Disinterested Director” and collectively, the “Disinterested Directors”, which definitions shall include their respective successor independent directors appointed to the Board in accordance with the provisions of the Transaction Framework Agreement), each of whom is an independent director of the Board and does not have a conflict of interest with respect to the Transactions (as defined in the Offer to Purchase) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, with the assistance of its legal and financial advisors. The Independent Transaction Committee recommended to the Board that it (a) determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Company’s shareholders other than Purchaser, Parent or any affiliate thereof (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”)), (b) approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement. Following receipt of such recommendation, the Board (other than the directors who recused themselves from all deliberations and decision-making of the Board regarding the Transactions, which was all directors other than those on the Independent Transaction Committee (the “Recused Directors”)) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, and unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interests of Allego and its business and promote the sustainable success and the sustainable long-term value creation of Allego’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Transaction Framework Agreement by Allego and the performance by Allego of its obligations thereunder and (c) resolved that Allego pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement.

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For purposes of this Offer to Purchase, Mr. Muzumdar, who currently serves as an acting member of the Board and who has been nominated for appointment to the Board at the Company’s general meeting, currently set for July 8, 2024, shall be considered a member of the Board.

Purchaser does not intend to initiate buy-out proceedings following completion of the Offer to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares in the Offer. Any holders of Shares that are not tendered in the Offer will remain investors in the delisted Company and will be entitled to certain protections and liquidity rights, as set forth in the Transaction Framework Agreement and described in this Offer to Purchase (each, an “Unaffiliated Private Shareholder” and, collectively, the “Unaffiliated Private Shareholders”). As provided in the Transaction Framework Agreement, on June 14, 2024, the Meridiam Fund committed to make available to an affiliate of the Company an amount of approximately EUR 46 million in order to develop, operate and maintain charging sites in Germany (the “Faolan Contribution”), and the Meridiam Fund has further committed an additional amount of EUR 310 million of new equity-like capital to support the delivery of the Company’s growth plan (the “Meridiam Contribution”).

As contemplated in the Transaction Framework Agreement, as soon as possible after the consummation of the Offer, the Company will voluntarily delist the Shares from the NYSE (the “Delisting”). As soon as possible after the Delisting, provided that the number of the Company’s shareholders of record (as determined in accordance with Rule 12g5-1 under the Exchange Act) is below 300, the Company will, as and to the extent permitted by applicable law, deregister the Shares under Section 12(b) under the Exchange Act and the suspension of its reporting obligations under Section 15(d) under the Exchange Act with the SEC (the “Deregistration” and, together with the Offer, Meridiam Contribution, Faolan Contribution, and Delisting, the “Transactions”).

Pursuant to the Transaction Framework Agreement, the obligation of Purchaser to purchase the Shares tendered in the Offer is subject only to the conditions that (a) the Transaction Framework Agreement has not been terminated in accordance with its terms and (b) no order (whether temporary, preliminary or permanent) has been issued and no enactment (whether temporary, preliminary or permanent) has been made by any court, governmental or regulatory authority or governmental entity rendering illegal, enjoining or prohibiting the Transactions, including the Offer, unless Purchaser, the Meridiam Fund or their respective affiliates failed to take all actions required under the Transaction Framework Agreement to seek to avoid any such order or have such order lifted (collectively, the “Offer Conditions”). There is no minimum tender condition, no financing condition, no material adverse effect condition and no condition related to receipt of any third party or regulatory approvals to the Offer.

Subject to the applicable rules and regulations of the SEC, Purchaser also reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Transaction Framework Agreement, provided that, the Company’s prior written consent is required for Purchaser to: (i) decrease the Offer Consideration, except as otherwise expressly permitted by the Transaction Framework Agreement in the event that during the period between the date of the Transaction Framework Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction; (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholders; or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as otherwise provided in the Transaction Framework Agreement.

Contemporaneously with the execution and delivery of the Transaction Framework Agreement, Purchaser entered into a letter agreement, dated June 16, 2024, with AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively, the “Apollo Fund”) pursuant to which the Apollo Fund agreed, among other things, not to tender any of the Shares beneficially owned

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by the Apollo Fund in the Offer. As of the date of this Offer to Purchase, the Apollo Fund owns, in the aggregate, 18,706,989 Shares, representing approximately 6.85% of the outstanding Shares.

The Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company are supportive of the commencement of the Offer but, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Transaction Framework Agreement, including the Post-Closing Rights (as defined below) and the Meridiam Contribution, and the fact that Purchaser has informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares, the Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

July 3, 2024

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IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must, (i) if you hold your Shares directly as the registered owner, prior to the Expiration Time, complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Broadridge Corporate Issuer Solutions, LLC, in its capacity as depositary for the Offer (the “Depositary”), and tender your Shares by book-entry transfer by following the procedures described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” or (ii) if you hold your Shares in street name, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depository prior to the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

THIS OFFER TO PURCHASE AND RELATED MATERIALS, INCLUDING THE LETTER OF TRANSMITTAL, WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW BY ANY MEANS WHATSOEVER INCLUDING, WITHOUT LIMITATION, MAIL, FACSIMILE TRANSMISSION, E-MAIL OR TELEPHONE. THE OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN ANY JURISDICTION WHERE PROHIBITED BY LAW.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF, OR UPON THE ACCURACY OR ADEQUACY OF, THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The Information Agent for the Offer is:

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Innisfree M&A Incorporated

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free:

(877) 750-8240

Banks and Brokers may call collect:

(212) 750 5833

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TABLE OF CONTENTS

SUMMARY TERM SHEET		9

(1)	Who is offering to buy my Shares?	10
(2)	What are the classes and amounts of securities sought in the Offer?	11
(3)	Is there an agreement governing the Offer?	11
(4)	Why are you making the Offer? What are the reasons for the Offer?	11
(5)	How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?	11
(6)	What does the Board of Directors of the Company think of the Offer?	12
(7)	Will you have the financial resources to make payment?	13
(8)	Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer?	13
(9)	What are the most significant conditions to the Offer?	13
(10)	Do you have interests in the Offer that are different from my interests as a shareholder of the Company?	14
(11)	What is your position as to the fairness of the transaction?	14
(12)	How long do I have to decide whether to tender my Shares pursuant to the Offer?	14
(13)	When and how will I be paid for my tendered shares?	14
(14)	Can the Offer be extended and under what circumstances?	15
(15)	How will I be notified if the Offer is extended?	15
(16)	Will there be a subsequent offering period?	15
(17)	How do I tender my Shares?	15
(18)	Until what time may I withdraw previously tendered Shares?	16
(19)	How do I withdraw previously tendered Shares?	16
(20)	If I decide not to tender, how will the Offer affect my Shares and what will happen to the Company?	17
(21)	What is the market value of my Shares as of a recent date?	17
(22)	Will I have appraisal rights in connection with the Offer?	17
(23)	What will happen to my equity awards in the Offer? Can holders of stock options and/or unvested restricted stock awards participate in the Offer?	17
(24)	What are the U.S. federal income tax consequences of tendering Shares for U.S. shareholders?	18
(25)	What are the material Dutch tax consequences of having my Shares accepted for payment in the Offer?	18
(26)	Will a meeting of the Company’s shareholders be required to approve the Delisting or any other action or item in connection with the Transactions, including the Offer?	18
(27)	Who should I call if I have questions about the Offer?	18

INTRODUCTION		19

SPECIAL FACTORS		23

1.	Position of Purchaser Regarding the Fairness of the Transactions	23
2.	Interests of Certain Persons in the Offer and Delisting	26
3.	Transactions and Arrangements Concerning the Shares	27
4.	Related Party Transactions	28
5.	Rule 13e-3	31
6.	Conduct of Allego’s Business if the Offer is not Consummated	31
7.	Support by the Board of Directors of Allego	32
8.	Materials Prepared by the Parent’s Financial Advisors	32

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THE TENDER OFFER		35

1.	Terms of the Offer	35
2.	Acceptance for Payment and Payment for Shares	37
3.	Procedures for Accepting the Offer and Tendering Shares	38
4.	Withdrawal Rights	41
5.	Certain Material Tax Consequences	41
5A.	U.S. Federal Income Tax Consequences	41
5B.	Certain Dutch Tax Consequences	44
6.	Price Range of Shares; Dividends	47
7.	Certain Information Concerning Allego	47
8.	Certain Information Concerning Purchaser and Parent	48
9.	Source and Amount of Funds	49
10.	Background of the Offer; Contacts with Allego	51
11.	Purpose of the Offer and Plans for Allego	63
12.	The Transaction Framework Agreement; Other Agreements	65
13.	Possible Effects of the Offer; Shareholder Approval; No Appraisal Rights	75
14.	Dividends and Distributions	76
15.	Certain Conditions of the Offer	76
16.	Certain Legal Matters; Regulatory Approvals	77
17.	Fees and Expenses	77
18.	Miscellaneous	78

SCHEDULE I INFORMATION RELATING TO PARENT AND PURCHASER		82

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SUMMARY TERM SHEET

Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”) is offering to purchase all of the outstanding ordinary shares, par value €0.12 per share, of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”), that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes, payable in cash, on the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). The Offer is being made pursuant to a Transaction Framework Agreement, dated as of June 16, 2024 (as it may be amended from time to time, the “Transaction Framework Agreement”), by and among Purchaser, Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France, with its registered office located at 4, place de l’Opéra 75002 Paris, France, registered with the Paris Trade and Companies Register under number 894856889 (“Meridiam Fund”), represented by Parent, its management company, and the Company, to provide holders of Shares with an exit opportunity and immediate liquidity at a price that is a premium to recent market prices for the Shares if such holders do not want to remain invested in the Company, in connection with the delisting of the Shares from the NYSE.

Contemporaneously with the execution and delivery of the Transaction Framework Agreement, Purchaser entered into a letter agreement dated June 16, 2024 (the “Non-tender Agreement”), with AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively, the “Apollo Fund”) pursuant to which the Apollo Fund agreed, among other things, not to tender any of the Shares beneficially owned by the Apollo Fund in the Offer. As of the date of this Offer to Purchase, the Apollo Fund owns, in the aggregate, 18,706,989 Shares, representing approximately 6.85% of the outstanding Shares.

The following are some of the questions you, as a shareholder of the Company, may have, and answers to those questions. The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety, which, as each may be amended or supplemented from time to time, we collectively refer to as the “Offer.” This summary sheet includes cross-references to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Unless the context indicates otherwise, in this Offer to Purchase we use the terms “us,” “we” and “our” to refer to Purchaser. We use the term “Parent” to refer to Meridiam SAS and the terms “the Company” or “Allego” to refer to Allego N.V.

The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser and Parent by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the United States Securities and Exchange Commission

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(the “SEC”) or other public sources at the time of the Offer. Purchaser and Parent have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding ordinary shares, par value €0.12 per share, of the Company (each, a “Share” and, collectively, the “Shares”) that Parent, Purchaser or their respective affiliates do not already own (the holders of such Shares each, an “Unaffiliated Shareholder” and, collectively, the “Unaffiliated Shareholders”). Purchaser has entered into a letter agreement, dated June 16, 2024, with the Apollo Fund pursuant to which the Apollo Fund agreed, among other things, not to tender any of the Shares beneficially owned by the Apollo Fund in the Offer. Pursuant to an Irrevocable Power of Attorney and Prior Consent Agreement entered into on April 14, 2021, and amended on March 28, 2022, by and between E8 Partenaires, a French société par actions simplifée (“E8”) and Purchaser, E8 may not tender more than 2/3 of its Shares in the Offer without the prior written consent of Purchaser or Parent.

Price Offered Per Share	US$1.70 per Share, without interest and less applicable withholding taxes, and payable in cash (such amount or any higher amount per Share paid pursuant to the Offer, the “Offer Consideration”).

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on July 31, 2024 (such time for the expiration of the Offer, as may be extended in accordance with the terms of the Transaction Framework Agreement and applicable laws, the “Expiration Time”). See “The Tender Offer—Section 1—Terms of the Offer.”

Purchaser	Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068, whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) organized under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France.

(1)	Who is offering to buy my Shares?

Purchaser is offering to purchase for cash all outstanding Shares (other than Shares owned by Parent, Purchaser or their respective affiliates). Purchaser is a Dutch private limited liability company, whose indirect parent entities are managed by Parent, a French simplified stock company.

As of the date of this Offer to Purchase, Purchaser owns approximately 72.5% of the outstanding Shares and has the right to direct the voting of an additional approximately 15.1% of the outstanding Shares, pursuant to an irrevocable voting power of attorney granted by E8. As the majority shareholder of the Company, Purchaser controls all matters requiring shareholder approval, including the election of directors.

See the “Introduction” to this Offer to Purchase and “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent.”

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(2)	What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all outstanding Shares, other than the Shares already owned by Parent, Purchaser or their respective affiliates, at a purchase price of $1.70 per Share, without interest and less applicable withholding taxes, payable in cash, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

See the “Introduction” to this Offer to Purchase and “The Tender Offer—Section 1—Terms of the Offer.”

(3)	Is there an agreement governing the Offer?

Yes. Purchaser, the Meridiam Fund and the Company entered into a Transaction Framework Agreement, dated as of June 16, 2024 (as it may be amended from time to time, the “Transaction Framework Agreement”). The Transaction Framework Agreement provides, among other things, for the terms and conditions of the Offer, the voluntary delisting of the Shares from the New York Stock Exchange (the “NYSE”) by the Company (the “Delisting”) and the deregistration of the Shares under §12(b) of the Exchange Act and the suspension of its reporting obligations under §15(d) under the Exchange Act with the SEC (the “Deregistration” and, together with the Offer, Delisting, Meridiam Contribution (as defined below) and Faolan Contribution (as defined below), the “Transactions”).

See “The Tender Offer—Section 10—The Transaction Framework Agreement; Other Agreements,” and “The Tender Offer—Section 15—Certain Conditions of the Offer.”

(4)	Why are you making the Offer? What are the reasons for the Offer?

We proposed to the Company that the board of directors of the Company (the “Board”) make a decision to delist the Company from the NYSE by consummating the Delisting, and following the Delisting, the Deregistration. We made the proposal as we are convinced that being a publicly traded company impedes the Company’s ability to access capital it needs to continue its growth plan, and that the Delisting would enable the Company to secure access to financing at much more attractive terms and therefore de-risk (and potentially even accelerate) the execution of its growth strategy, which would be in the best interest of all stakeholders, including the Unaffiliated Shareholders.

In connection with the Delisting and Deregistration, we are making the Offer for all Shares held by the Unaffiliated Shareholders solely to provide an exit opportunity and immediate liquidity to Unaffiliated Shareholders that do not want to remain invested in an unlisted company, at a price that is a premium to recent market prices for the Shares, before the Company voluntarily delists the Shares on the NYSE, which will cause the Shares to cease to be publicly traded.

See “The Tender Offer—Section 11—Purpose of the Offer; Plans for Allego.”

(5)	How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay US$1.70 per Share, without interest and less applicable withholding taxes, payable in cash, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, in this Offer to Purchase and the Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”), you will not have to pay brokerage fees, commissions, or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company, or nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company, or nominee to determine whether any charges will apply.

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See the “Introduction” to this Offer to Purchase, “The Tender Offer—Section 1—Terms of the Offer” and “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares.”

(6)	What does the board of directors of the Company think of the Offer?

On April 2, 2024, the board of directors of the Company (the “Board”), in response to conflicts of interest of certain of its members, formed a committee (the “Independent Transaction Committee”) consisting of Christian Vollmann, Patrick Sullivan and Ronald Stroman (each, a “Disinterested Director” and collectively, the “Disinterested Directors”, which definitions shall include their respective successor independent directors appointed to the Board in accordance with the provisions of the Transaction Framework Agreement), each of whom is an independent director of the Board and does not have a conflict of interest with respect to the Transactions reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, with the assistance of its legal and financial advisors. The Independent Transaction Committee recommended to the Board that it (a) determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Company’s shareholders other than Purchaser, Parent or any affiliate thereof (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”)), (b) approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement. Following receipt of such recommendation, the Board (other than the directors who recused themselves from all deliberations and decision-making of the Board regarding the Transactions, which was all directors other than those on the Independent Transaction Committee (the “Recused Directors”)) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, and unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interests of Allego and its business and promote the sustainable success and the sustainable long-term value creation of Allego’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Transaction Framework Agreement by Allego and the performance by Allego of its obligations thereunder and (c) resolved that Allego pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement. In view of the conflict of interest rules within the meaning of section 2:129, subsection 6 of the Dutch Civil Code (“DCC”) the Recused Directors recused themselves from all deliberations and decision-making of the Board regarding the Transactions, which resulted in the Disinterested Directors voting to approve the Company’s entry into the Transaction Framework Agreement.

A more complete description of the reasons that the Independent Transaction Committee and the Board (other than the Recused Directors) approved entry into the Transaction Framework Agreement and decided to fully support and facilitate the Transactions is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company has filed with the SEC and is furnishing to shareholders in connection with the Offer (the “Schedule 14D-9”).

The Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company are supportive of the commencement of the Offer but, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Transaction Framework Agreement, including the Post-Closing Rights (as defined below) and the Meridiam Contribution (as defined below), and the fact that Purchaser has informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares, the Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer.

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(7)	Will you have the financial resources to make payment?

Yes. We estimate that the total amount of funds required to purchase all outstanding Shares that may be tendered in the Offer and to pay related transaction fees and expenses in connection with the consummation of the Offer and the Delisting will be approximately $106,179,603. We anticipate funding such cash requirements from available cash and cash equivalents of certain funds that the Parent manages and/or committed debt financing pursuant to a euro term loan facility in an aggregate amount equal to EUR 150 million.

The consummation of the Offer and the other Transactions are not subject to any financing condition. See “The Tender Offer—Section 9—Source and Amount of Funds.”

(8)	Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer?

No. We do not think our financial condition is relevant to your decision on whether to tender Shares and accept the Offer because:

•	The Offer is being made for all outstanding Shares held by Unaffiliated Shareholders, solely for cash.

•	Consummation of the Offer is not subject to any financing condition.

See “The Tender Offer—Section 10—The Transaction Framework Agreement; Other Agreements.”

(9)	What are the most significant conditions to the Offer?

Pursuant to the Transaction Framework Agreement, the obligation of Purchaser to purchase the Shares tendered in the Offer is subject only to the conditions that (a) the Transaction Framework Agreement has not been terminated in accordance with its terms and (b) no order (whether temporary, preliminary or permanent) has been issued and no enactment (whether temporary, preliminary or permanent) has been made by any court, governmental or regulatory authority or governmental entity rendering illegal, enjoining or prohibiting the Transactions, including the Offer, unless Purchaser, the Meridiam Fund or their respective affiliates failed to take all actions required under the Transaction Framework Agreement to seek to avoid any such order or have such order lifted (collectively, the “Offer Conditions”). There is no minimum tender condition, no financing condition, no material adverse effect condition and no condition related to receipt of any third party or regulatory approvals to the Offer.

The Offer Conditions are in addition to, and not a limitation of, our right to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Transaction Framework Agreement and the applicable rules and regulations of the SEC. Subject to the applicable rules and regulations of the SEC, we expressly reserve the right at any time to, in our sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Transaction Framework Agreement, provided that, the Company’s prior written consent is required for Purchaser to: (i) decrease the Offer Consideration, except as otherwise expressly permitted by the Transaction Framework Agreement in the event that during the period between the date of the Transaction Framework Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction; (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholders; or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as otherwise provided in the Transaction Framework Agreement.

See “The Tender Offer—Section 15—Certain Conditions of the Offer.”

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(10)	Do you have interests in the Offer that are different from my interests as a shareholder of the Company?

Yes. Our interests in the Offer are different from those of Unaffiliated Shareholders being provided with the opportunity to sell their Shares. As of the date of this Offer to Purchase, we are the majority shareholder of the Company, owning approximately 72.5% of the outstanding Shares and have the right to direct the voting of an additional approximately 15.1% of the outstanding Shares, pursuant to an irrevocable voting power of attorney granted by E8. We control virtually all matters requiring shareholder approval, including the appointment and dismissal of the Company’s directors. Upon the consummation of the Offer, our ownership percentage of the outstanding Shares will further increase. While we welcome you to remain invested in the Company, if you sell all your Shares in the Offer, you will cease to have any interest in the Company and will not have the opportunity to participate in the future earnings or growth, if any, of the Company. On the other hand, we will benefit from any future increase in the value of the Company, as well as bear the burden of any future decrease in the value of the Company. See “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights.”

(11)	What is your position as to the fairness of the Transactions?

We believe the Transactions (including the Offer) are in the best interest of the Company and its stakeholders, including shareholders, and are fair to Unaffiliated Shareholders, based upon the factors set forth under “Special Factors—Section 1—Position of Purchaser Regarding Fairness of the Transactions.”

(12)	How long do I have to decide whether to tender my Shares pursuant to the Offer?

You will have until one minute after 11:59 p.m., New York City Time, on July 31, 2024 (unless extended or earlier terminated) to tender your Shares in the Offer. Furthermore, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase prior to that time.

Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such broker, dealer, commercial bank, trust company or other nominee to tender your Shares in accordance with your instructions. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

(13)	When and how will I be paid for my tendered shares?

If the conditions to the Offer set forth in “The Tender Offer—Section 15—Certain Conditions of the Offer” are satisfied or waived (to the extent such waiver is permitted by applicable law) as of the Expiration Time, we will, at or as promptly as practicable following the Expiration Time, accept for payment (the time of acceptance for payment, the “Acceptance Time”) and promptly pay (by delivery of funds to the Depositary) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”). In all cases, payment for tendered Shares will be made only after a confirmation of a book-entry transfer of such Shares (as described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

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Under no circumstance will interest be paid on the Offer Consideration in connection with the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

(14)	Can the Offer be extended and under what circumstances?

Yes. Subject to the Company’s and our respective right to terminate the Transaction Framework Agreement in accordance with its terms and applicable law, we may extend the expiration date and time of the Offer to such other date and time as may be agreed in writing by Purchaser and the Company. In addition, the Transaction Framework Agreement provides that Purchaser may extend, or is required to extend the Offer in certain circumstances, as follows:

•

We will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof (including in connection with the SEC’s continuing review of the filings, including the Schedule TO, Schedule 13E-3 or the Schedule 14D-9), or the NYSE, applicable to the Offer or as may be required by any other court, authority or governmental entity; provided that, Purchaser will not be required to extend the Offer beyond October 1, 2024;

•

If, at the then-scheduled Expiration Time, any condition to the Offer has neither been satisfied nor waived by us (to the extent such waiver is permitted by applicable law), we may extend the Offer for one or more consecutive increments of not more than ten business days per extension (with each such period to end at one minute after 11:59 p.m. (New York City time) on the last business day of such period) (or such other duration as may be agreed in writing by Purchaser and the Company) until all of the conditions to the Offer have been satisfied or waived (to the extent such waiver is permitted by applicable laws); and

•	We may extend the Offer to such other date and time as may be agreed in writing by Purchaser and the Company.

If we extend the Offer, such extension will increase the time that you will have to tender (or withdraw) your Shares.

See “The Tender Offer—Section 1—Terms of the Offer.”

(15)	How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice will also include the approximate number and percentage of Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

See “The Tender Offer—Section 1—Terms of the Offer.”

(16)	Will there be a subsequent offering period?

We do not presently intend to offer, and the Transaction Framework Agreement does not provide for, a subsequent offering period.

See “The Tender Offer—Section 1—Terms of the Offer.”

(17)	How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•

If you are a record holder and you hold Shares in book-entry form on the books of the Company’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the

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Letter of Transmittal prior to the Expiration Time: (a) the Letter of Transmittal, properly completed and duly executed; and (b) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time: (a) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”); (b) a Book-Entry Confirmation (as defined under “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares”); and (c) any other documents required by the Letter of Transmittal.

•

If you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within one NYSE trading day after the date of execution of such Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should also be aware that your broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly contact your broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Offer.

See “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”

(18)	Can I withdraw previously tendered Shares. Until what time may I withdraw previously tendered Shares?

Yes. You may properly withdraw your previously tendered Shares at any time until the Expiration Time. In addition, if we have not accepted your Shares for payment by September 1, 2024, which is the sixtieth (60th) day after the date of the commencement of the Offer, you may withdraw your previously tendered Shares at any time after that date until we accept your Shares for payment. Once we accept your tendered Shares for payment upon expiration of the Offer, you will no longer be able to withdraw them.

See “The Tender Offer—Section 4—Withdrawal Rights.”

(19)	How do I withdraw previously tendered Shares?

To properly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the related Letter of Transmittal) to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. Such broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline to provide instructions for the withdrawal of your Shares. Accordingly, you should contact such broker, commercial bank, trust company or other nominee as soon as possible to determine the times by which you must take action in order to withdraw your Shares.

See “The Tender Offer—Section 4—Withdrawal Rights.”

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(20)	If I decide not to tender my Shares, how will the Offer affect my Shares and what will happen to the Company?

As contemplated under the Transaction Framework Agreement, after the Closing, pursuant to the Transaction Framework Agreement, the Company will voluntarily delist the Shares from the NYSE. As a result, we anticipate that there will not be an active trading market for the Shares following the consummation of the Offer. In addition, pursuant to the Transaction Framework Agreement, following the Delisting, the Company will terminate the registration of the Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of its reporting obligations with respect to the Shares with the SEC. As a result of the Deregistration, the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”) may be impaired or eliminated. In addition, once the Delisting has occurred, holders of record of Shares shall only be able to transfer their Shares in accordance with Dutch law, pursuant to a Dutch notarial deed.

Following the Offer and the Delisting, the Shares will no longer constitute “margin stock” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers.

See the “Introduction” to this Offer to Purchase, “The Tender Offer—Section 10—The Transaction Framework Agreement; Other Agreements,” “The Tender Offer—Section 11—Purpose of the Offer; Plans for Allego” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights.”

(21)	What is the market value of my Shares as of a recent date?

The Offer Consideration of US$1.70 per Share represents a premium of approximately 131% over the closing price of a Share on June 14, 2024, the last trading day prior to the public announcement of the signing of the Transaction Framework Agreement. On July 2, 2024, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $1.68 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See “The Tender Offer—Section 6—Price Range of Shares; Dividends.”

(22)	Will I have appraisal rights in connection with the Offer?

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. The Company’s shareholders are not entitled to appraisal rights with respect to the Offer.

See “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights.”

(23)	What will happen to my equity awards in the Offer? Can holders of stock options and/or unvested restricted stock awards participate in the Offer?

The Offer is being made for all outstanding Shares held by Unaffiliated Shareholders and is not being made for options to purchase Shares (each, a “Company Option”) or for Shares underlying unvested restricted stock units (each, an “Unvested Company RSU”). If you wish to tender Shares underlying Company Options, you must first exercise your Company Options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer. Holders of Unvested Company RSUs are not eligible to participate in the Offer.

See “The Tender Offer—Section 10—The Transaction Framework Agreement; Other Agreements—Transaction Framework Agreement—Treatment of Allego Equity Awards.”

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(24)	What are the U.S. federal income tax consequences of validly tendering (and not withdrawing) Shares for U.S. shareholders?

The Offer Consideration paid in exchange for your Shares pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

See “The Tender Offer—Section 5A—Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Offer for certain U.S. shareholders.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer.

(25)	What are the material Dutch tax consequences of validly tendering (and not withdrawing) my Shares in the Offer?

The Offer Consideration paid in exchange for your Shares pursuant to the Offer will not be subject to Dutch dividend withholding tax (dividendbelasting). The disposal of the Shares could have Dutch individual income tax (inkomstenbelasting) and Dutch corporate income tax (vennootschapsbelasting) consequences for the shareholders that offer their Shares for payment.

See “The Tender Offer—Section 5B—Certain Dutch Tax Consequences” for a more detailed discussion of the Dutch tax consequences of the Offer.

We urge you to consult your own tax advisor as to the particular Dutch tax consequences to you of the Offer.

(26)	Will a meeting of the Company’s shareholders be required to approve the Delisting or any other action or item in connection with the Transactions, including the Offer?

No meeting of the Company’s shareholders is required to approve the Delisting, the Deregistration or any other action or item in connection with the Transactions.

See “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights.”

(27)	Who should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent for the Offer. Shareholders may call the Information Agent toll free at (877) 750-8240 and banks and brokers may call the Information Agent collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact information.

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INTRODUCTION

To the Holders of Ordinary Shares of the Company:

Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”) is offering to purchase all of the outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively the “Shares”), of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”), that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes, payable in cash (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Transaction Framework Agreement, dated as of June 16, 2024 (as it may be amended from time to time, the “Transaction Framework Agreement”), by and between Purchaser, Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France, with its registered office located at 4, place de l’Opéra 75002 Paris, France, registered with the Paris Trade and Companies Register under number 894856889 (the “Meridiam Fund”), represented by Parent, its management company, and the Company, to provide holders of Shares with an exit opportunity and immediate liquidity at a price that is a premium to recent market prices for the Shares if such holders do not want to remain invested in the Company, in connection with the voluntary delisting by the Company of the Shares (the “Delisting”).

Unless the Offer is earlier terminated in connection with the valid termination of the Transaction Framework Agreement, the Offer will expire at one minute after 11:59 p.m. (New York City time), on July 31, 2024 (such time for the expiration of the Offer, as may be extended in accordance with the terms of the Transaction Framework Agreement and applicable laws, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

Subject to Purchaser’s rights to terminate the Transaction Framework Agreement in accordance with its terms and applicable law, Purchaser may extend the Offer to such other date and time as may be agreed in writing by Purchaser and the Company. In addition, the Transaction Framework Agreement provides that Purchaser may extend, or is required to, extend the Offer in certain circumstances:

•

Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof (including in connection with the SEC’s continuing review of the filings, including the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) or the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”)), or the NYSE, applicable to the Offer or as may be required by any other court, authority or governmental entity; provided that, Purchaser will not be required to extend the Offer beyond October 1, 2024;

•

If, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived (to the extent such waiver is permitted by

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applicable laws), Purchaser may extend the Offer for one or more consecutive increments of not more than ten business days per extension (with each such period to end at one minute after 11:59 p.m. (New York City time) on the last business day of such period) (or such other duration as may be agreed in writing by Purchaser and the Company) until all of the conditions to the Offer have been satisfied or waived (to the extent such waiver is permitted by applicable laws); and

•	Purchaser may extend the Offer to such other date and time as may be agreed in writing by Purchaser and the Company.

The Transaction Framework Agreement provides, among other things, that, subject to the terms and conditions set forth in the Transaction Framework Agreement, Purchaser will, at or as promptly as practicable following the Expiration Time, accept for payment (the time of acceptance for payment, the “Acceptance Time”) and promptly pay (by delivery of funds to the depositary for the Offer) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”).

Under no circumstance will interest be paid on the Offer Consideration in connection with the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer are described in “The Tender Offer—Section 5A—Certain U.S. Federal Income Tax Consequences.” Shareholders are urged to consult with their own tax advisors with regard to the tax consequences of tendering their Shares pursuant to the Offer.

Certain material Dutch tax consequences of the sale of Shares pursuant to the Offer are described in “The Tender Offer—Section 5B—Certain Dutch Tax Consequences.” Shareholders are urged to consult with their own tax advisors with regard to the particular Dutch tax consequences of tendering their Shares pursuant to the Offer.

Tendering shareholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

On April 2, 2024, the board of directors of the Company (the “Board”), in response to conflicts of interest of certain of its members, formed a committee (the “Independent Transaction Committee”) consisting of Christian Vollmann, Patrick Sullivan and Ronald Stroman (each, a “Disinterested Director” and collectively, the “Disinterested Directors”, which definitions shall include their respective successor independent directors appointed to the Board in accordance with the provisions of the Transaction Framework Agreement), each of whom is an independent director of the Board and does not have a conflict of interest with respect to the Transactions reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, with the assistance of its legal and financial advisors. The Independent Transaction Committee recommended to the Board that it (a) determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Company’s shareholders other than Purchaser, Parent or any affiliate thereof (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”)), (b) approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement. Following receipt of such recommendation, the Board (other than the directors who recused themselves from all deliberations and

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decision-making of the Board regarding the Transactions, which was all directors other than those on the Independent Transaction Committee (the “Recused Directors”)) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, and unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interests of Allego and its business and promote the sustainable success and the sustainable long-term value creation of Allego’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Transaction Framework Agreement by Allego and the performance by Allego of its obligations thereunder and (c) resolved that Allego pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement.

A more complete description of the reasons that the Independent Transaction Committee and the Board (other than the Recused Directors) approved the Offer and decided to fully support and facilitate the transactions contemplated by the Transaction Framework Agreement is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company has filed with the SEC and is furnishing to shareholders in connection with the Offer (the “Schedule 14D-9”).

Contemporaneously with the execution and delivery of the Transaction Framework Agreement, Purchaser entered into a letter agreement dated June 16, 2024 (the “Non-tender Agreement”), with AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively, the “Apollo Fund”) pursuant to which the Apollo Fund agreed, among other things, not to tender any of the Shares beneficially owned by the Apollo Fund in the Offer. As of the date of this Offer to Purchase, the Apollo Fund owns, in the aggregate, 18,706,989 Shares, representing approximately 6.85% of the outstanding Shares.

Purchaser does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder following the consummation of the Offer. Any holders of Shares that are not tendered in the Offer will remain investors in the delisted Company and will be entitled to certain protections and liquidity rights, as set forth in the Transaction Framework Agreement and described in this Offer to Purchase. As provided in the Transaction Framework Agreement, on June 14, 2024, the Meridiam Fund committed to make available to an affiliate of the Company an amount of approximately EUR 46 million in order to develop, operate and maintain charging sites in Germany (the “Faolan Contribution”), and the Meridiam Fund has further committed an additional amount of EUR 310 million of new equity-like capital to support the delivery of the Company’s growth plan (the “Meridiam Contribution”).

As soon as possible after the consummation of the Offer, the Company will effect the Delisting. As soon as possible after the Delisting, provided that the number of the Company’s shareholders of record (as determined in accordance with Rule 12g5-1 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) is below 300, the Company will, as and to the extent permitted by applicable law, deregister the Shares under Section 12(b) under the Exchange Act (the “Deregistration” and, together with the Offer, the Faolan Contribution, the Meridiam Contribution and the Delisting, the “Transactions”) and suspend its reporting obligations under Section 15(d) under the Exchange Act with the United States Securities and Exchange Commission (the “SEC”). The Offer is subject only to (i) the Transaction Framework Agreement not having been terminated in accordance with its terms and (ii) no order (whether temporary, preliminary or permanent) having been issued and no enactment (whether temporary, preliminary or permanent) having been made by any court, governmental or regulatory authority or governmental entity rendering illegal, enjoining or prohibiting the Transactions, including the Offer, unless Purchaser and/or the Meridiam Fund and their respective affiliates failed to take all actions required under the Transaction Framework Agreement to seek to avoid any such order or have such order lifted. The Transaction Framework Agreement does not contain a “no material adverse effect” condition or any condition related to receipt of any third party or regulatory consent or approval. There is no minimum tender condition, no financing condition, no material adverse effect condition and no condition related to receipt of any third party or regulatory approvals to the Offer.

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According to the Company, as of the close of business on July 1, 2024, there were (i) 273,030,790 Shares issued and outstanding, (ii) no shares of preferred stock issued and outstanding, (iii) 37,246,375 Shares reserved for issuance pursuant to outstanding options, issued under the Company’s long term incentive plan (iv) 2,658,426 Shares reserved for issuance pursuant to outstanding options, issued under the Company’s management incentive plan and (v) RSUs outstanding relating to an aggregate of 1,740,756 Shares. As of the date of this Offer to Purchase, Purchaser owns 197,837,067 shares.

Please note that the Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company are supportive of the commencement of the Offer but, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Transaction Framework Agreement, including the Post-Closing Rights (as defined below) and the Meridiam Contribution, and the fact that Purchaser has informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares, the Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer.

No meeting of the Company’s shareholders is required to adopt the Transaction Framework Agreement or approve the Delisting, the Deregistration or any other action or item in connection with the Transactions.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. If Purchaser consummates the Offer, the Company will promptly procure the Delisting, without the approval of its shareholders.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

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SPECIAL FACTORS

Under the SEC’s rules governing “going private” transactions, Purchaser is deemed to be an affiliate of the Company and, therefore, is required to disclose certain information and express its beliefs as to certain matters to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. Purchaser is making the statements included in this “Special Factors” section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. References to “we,” “us,” “our,” and similar references in this “Special Factors” section are to Purchaser.

1.	Position of Purchaser Regarding the Fairness of the Transactions

The rules of the SEC require us to express our belief to shareholders of the Company (other than Purchaser, Parent or an affiliate thereof (such unaffiliated shareholders, the “Unaffiliated Shareholders”)) as to the fairness of the Transactions.

We believe that the transactions contemplated by the Transaction Framework Agreement, including the Offer, and the Offer Consideration to be received by Unaffiliated Shareholders pursuant to the Offer, are fair to such Unaffiliated Shareholders. We base our belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the Transactions:

•

The terms and conditions of the Transaction Framework Agreement and the transactions contemplated thereby, including the (i) Offer, (ii) Delisting, (iii) Deregistration, (iv) Faolan Contribution and (v) Meridiam Contribution, were reviewed and negotiated by the Independent Transaction Committee, which the Board vested with the power to commence, manage and supervise a process to solicit and evaluate Purchaser’s proposal and alternative business proposals aimed at furthering the sustainable success of the Company’s business and creating long-term value for the Company’s shareholders and other stakeholders. In view of the conflict of interest rules within the meaning of section 2:129, subsection 6 of the Dutch Civil Code (“DCC”), the Recused Directors recused themselves from the deliberations and decision-making of the Board regarding the Transactions, which resulted in only the Disinterested Directors, in their capacity as members of the Board voting to approve the Company’s entry into the Transaction Framework Agreement.

•

The Independent Transaction Committee recommended that the Board, among other things, (a) determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder, and (c) resolve that the Company shall pursue the Transactions, on the terms of and subject to the provisions of the Transaction Framework Agreement.

•

In connection with taking the foregoing actions, the Independent Transaction Committee selected and were advised by their own independent advisors, including Weil, Gotshal & Manges LLP and NautaDutilh N.V., their independent legal counsels, and UBS Securities LLC (“UBS”), their independent financial advisor. A copy of UBS’s fairness opinion, dated June 16, 2024, which was rendered to the Independent Transaction Committee, is attached as Annex B to the Schedule 14D-9.

•	As of June 14, 2024, the Offer Consideration represents a premium of approximately:

•	131% to the closing price of the Shares on the NYSE of $0.74;

•	97% to the 1-month volume-weighted average price of the Shares on the NYSE;

•	29% to the 3-month volume-weighted average price of the Shares on the NYSE; and

•	32% to the 6-month volume-weighted average price of the Shares on the NYSE.

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•

The negotiations between the Independent Transaction Committee and its legal and financial advisors, on the one hand, and us and our legal and financial advisors, on the other hand, resulted in an increase of approximately 21.4% over the initial proposed Offer Consideration of $1.40 per Share.

•	The Offer is not subject to any financing or minimum tender condition.

•

The Offer provides the Unaffiliated Shareholders with the certainty of receiving cash for their Shares now and not having to remain shareholders in an unlisted company that is not subject to the ongoing reporting requirements of the U.S. securities laws and the SEC.

•

The other factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors) in connection with its support of the Transactions, as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION—Recommendation of the Independent Transaction Committee and the Board” and “—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions.”

•	The terms and conditions of the Transaction Framework Agreement, including the Offer Consideration, resulted from arm’s-length negotiations between the Independent Transaction Committee and Purchaser.

•

No director of the Company affiliated with Purchaser participated in or had any influence on the deliberative process with respect to the conclusions reached by the Independent Transaction Committee and the Board.

•	The Unaffiliated Shareholders will have sufficient time to decide whether or not to tender since the Offer will remain open for a minimum of 20 U.S. business days.

•

In deciding whether to tender their Shares, the Unaffiliated Shareholders will have the opportunity to consider the Independent Transaction Committee and the Board’s (other than the Recused Directors) positions on the Offer as well as the reasons therefor as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION— Recommendation of the Independent Transaction Committee and the Board” and “—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions.”

•

The Transactions do not include any buy-out proceedings or other mandatory transfer of Shares by the Unaffiliated Shareholders but instead provide them with any opportunity to choose whether to liquidate part or all of their investment in the Company by tendering their Shares in the Offer or to remain invested in the Company and participate in its potential future growth following the consummation of the Offer.

•

Pursuant to the Transaction Framework Agreement, Purchaser has committed to maintaining a Board composition that includes at least three Disinterested Directors, so long as there are holders of Shares that do not tender their Shares in the Offer (each, an “Unaffiliated Private Shareholder” and, collectively, the “Unaffiliated Private Shareholders” which definitions for the avoidance of doubt exclude Purchaser and its affiliates) (the “Post-Closing Board Composition Rights”). See “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements— Board Composition.”

•

Pursuant to the Transaction Framework Agreement, Purchaser has further committed to, for 24 months after the Delisting, supporting the Company’s current strategy, not making substantial changes to the Company’s existing business plan, and supporting the Company and its subsidiaries in serving their existing customers, and has agreed that there will be no material redundancies with respect to the workforce of the Company and its subsidiaries as a direct consequence of the Transactions. Any deviations from these commitments require approval from the Board, including the affirmative vote of at least two Disinterested Directors (the “Post-Closing Strategy Rights”). See “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements—Post-Delisting Strategy and Business Plan.”

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•

The Unaffiliated Shareholders are offered an exit opportunity and immediate liquidity at a price that represents a premium to recent market prices for the Shares before the Delisting becomes effective, which they would not have if the Company were to effect a voluntary delisting without first engaging in the Offer given the limited liquidity and range of execution opportunities in the current trading market for the Shares.

•

Pursuant to the Transaction Framework Agreement, Purchaser has provided protective and liquidity arrangements for Unaffiliated Private Shareholders including (a) priority tag along rights in the event Purchaser or any of its affiliates wish to directly or indirectly sell all or part of its Shares to a third party (in which case any Shares in respect of which Unaffiliated Private Shareholders have properly exercised their tag rights will be sold to such party for the same consideration and otherwise on terms and conditions no less favorable than those applicable to Purchaser or its affiliates (as applicable) prior to any Shares held by Purchaser or any of its affiliates in such transaction) (the “Priority Tag Rights”), (b) Purchaser assisting the Company with organizing an auction sales process for the Unaffiliated Private Shareholders to sell their Shares within 18 months following the Delisting on a best-efforts basis (and Purchaser will, upon request by a Disinterested Director), include a portion of its Shares, if needed, to ensure such process is for at least 5% of Allego’s issued share capital) and (c) Purchaser or the Company initiating a liquidity event prior to December 31, 2027 on a best-efforts basis (collectively, the “Post-Closing Liquidity Rights”). “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements—Post-Delisting Unaffiliated Private Shareholders Protective Arrangements” and “—Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements.”

•

The Transaction Framework Agreement provides that for so long as any Shares continue to be held by Unaffiliated Private Shareholders an affirmative vote of at least two Disinterested Directors (or the affirmative vote of one Disinterested Director if there is only one incumbent Disinterested Director at that time) is required for the Company or any subsidiary of the Company to take any of the following actions after the Closing: (i) issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to the Unaffiliated Private Shareholders, subject to certain exceptions; (ii) agreeing to or effecting any transaction with Purchaser or any of its affiliates, in each case, which is not on arm’s length terms; and (iii) taking any other action that prejudices the interests of, or is disproportionately adverse to the Unaffiliated Private Shareholders (collectively, the “Post-Closing Governance Rights”).

•

The Transaction Framework Agreement also provides that if, prior to December 31, 2029, Purchaser or any of its affiliates sells or transfers, directly or indirectly, all or substantially all of its Shares, or all or substantially all of the assets of the Company and its subsidiaries to one or more unaffiliated third parties when any Unaffiliated Private Shareholders continue to hold Shares (other than in connection with a third party financing source enforcing a lien on Shares held by Purchaser or the relevant affiliate), then Purchaser shall ensure that either (I) the applicable acquirer commits to comply with, among other things, the Post-Closing Rights until the earlier of December 31, 2029 and the date on which no Unaffiliated Private Shareholders hold Shares or (II) the Priority Tag Rights shall be applied in connection with such transaction such that the applicable tag-along price shall provide a tagging Unaffiliated Private Shareholder with a minimum internal rate of return of 15% on US$1.70 per Share, calculated from the Closing Date (together with the Post-Closing Board Composition Rights, the Post-Closing Liquidity Rights, the Post-Closing Governance Rights and the Post-Closing Strategy Rights, the “Post-Closing Rights”)

We also considered the following uncertainties, risks and potentially countervailing factors in our consideration of the fairness of the Transactions, including the Offer:

•

Any shareholder who tenders all their Shares in the Offer would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company.

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•

Neither the Offer nor the Delisting or Deregistration is conditioned on the tender by or affirmative vote of a majority of the Unaffiliated Shareholders or any approval at a general meeting of the Company.

•	The receipt of cash for Shares pursuant to the Offer generally will be a taxable transaction for the selling shareholders.

•	Purchaser’s current ownership of approximately 73.0% of the Shares will likely preclude competing offers from third parties.

•	Shareholders may view the limited trading volume in the market for the Shares as impairing the degree to which market prices for the Shares provide a reliable valuation reference point.

•	Certain shareholders may not have the authority to maintain ownership of equity securities that are not publicly listed.

•

Certain directors and officers of the Company have actual or potential conflicts of interest in connection with the Offer. See “Special Factors—Section 2—Interests of Certain Persons in the Offer and Delisting”.

We did not find it practicable to assign, nor did we assign, relative weights to the individual factors considered in reaching our conclusion as to fairness. Our financial advisor, Morgan Stanley & Co. International plc (“Morgan Stanley”), was not asked to and has not delivered a fairness opinion to the Board of Directors of Parent or to any other affiliate of Parent or any other person in connection with the Offer, including Purchaser.

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and we have no plans to liquidate the Company. Therefore, we believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated security holders. Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a reliable indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company’s net book value per Share as of December 31, 2023 was US$(0.33) based on 271,010,790 Shares issued and outstanding as of that date.

We did not consider any third-party offers in reaching our conclusion as to fairness and are not aware of any firm offers to acquire the Company having been made by any third party during the past two years. In any event, we have no intention of selling any of the Shares we own.

The foregoing discussion of the information and factors considered and given weight by us is not intended to be exhaustive and is not presented in any relative order of importance, but includes the factors considered by us that we believe to be material. Our view as to the fairness of the transaction to the Unaffiliated Shareholders should not be construed as a recommendation to any shareholder as to whether that shareholder should tender Shares in the Offer.

2.	Interests of Certain Persons in the Offer and Delisting

Financial Interests.

Our financial interests and Parent’s financial interests in the Offer are different from those of Unaffiliated Shareholders being provided with the opportunity to sell their Shares. While we believe that the Offer Consideration is fair to the Unaffiliated Shareholders, we have an interest in acquiring the Shares as inexpensively as possible in the Offer and the Unaffiliated Shareholders being provided with the opportunity to sell their Shares have an interest in selling their Shares for the highest possible prices.

In addition, while we welcome Unaffiliated Shareholders to remain invested in the Company, if any Unaffiliated Shareholder sells all of their Shares in the Offer, such Unaffiliated Shareholder will cease to have any interest in

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the Company and will not have the opportunity to participate in the future earnings or growth, if any, of the Company. On the other hand, we will benefit from any future increase in the value of the Company, as well as bear the burden of any future decrease in the value of the Company.

Executive Officers and Directors of the Company.

The Unaffiliated Shareholders being asked to tender their Shares should be aware that the executive officers and certain directors of the Company have interests in connection with the Offer and the Delisting that present them with actual or potential conflicts of interest. A description of these interests is included in the Schedule 14D-9 under the caption “Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS— Arrangements with the Company’s Directors and Executive Officers,” which description and information are incorporated herein by reference.

Conflicts of Interest.

In considering the fairness of the consideration to be received in the Offer, shareholders should be aware that Parent and Purchaser have certain current actual or potential conflicts of interest in connection with the Offer, the Deregistration and the Delisting. As of the date of this Offer to Purchase, Purchaser is the majority shareholder of the Company, owning approximately 72.5% of the outstanding Shares and having the right to direct the voting of an additional approximately 15.1% of the outstanding Shares, which Shares are held by E8 Partenaires, a French société par actions simplifée (“E8”), pursuant to an irrevocable voting power of attorney granted by E8. Purchaser, and Parent indirectly through Purchaser, control all matters requiring shareholder approval, including the election of directors. Upon the consummation of the Offer, our ownership percentage of outstanding Shares will further increase.

In addition, certain of Parent’s executive officers and directors are also directors of the Company, as further described in the Schedule 14D-9, and a majority of the directors on the Board are either designated by Parent or hold an advisory board position at one of Parent’s funds. We note that the Independent Transaction Committee recommended and the Board (other than the Recused Directors) unanimously approved the Transaction Framework Agreement and determined that they are supportive of the commencement of the Offer but, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Transaction Framework Agreement, including the Post-Closing Rights and the Meridiam Contribution (as defined below), and the fact that Purchaser has informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares, the Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Independent Transaction Committee and the Board (other than the Recused Directors) have determined that the decision of the Company’s shareholders regarding whether or not to tender their Shares in the Offer or to remain invested in the Company following the Closing and the Delisting and Deregistration is a personal investment decision based upon each such individual shareholder’s particular circumstances.

3.	Transactions and Arrangements Concerning the Shares

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent or, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent or, to Purchaser’s and Parent’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent or, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding

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or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser, Parent or, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) none of the persons listed on Schedule I of this Offer to Purchase has made a recommendation either in support of or opposed to the Offer, the Delisting or Deregistration and (viii) none of Purchaser, Parent or, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

For additional information on related party transactions and arrangements, see “Special Factors—Section 4—Related Party Transactions” below.

Each executive officer, director and affiliate (excluding Purchaser, Parent and their respective affiliates) of the Company currently intends not to tender any Shares held of record or beneficially owned by such person or entity in the Offer. However, there are no agreements requiring such persons to do so.

4.	Related Party Transactions

Prior Investments.

Upon the closing of the Company’s de-SPAC transaction on March 16, 2022 (the “de-SPAC Transaction”), 197,837,067 Shares were issued to Purchaser. Pursuant to an Irrevocable Power of Attorney and Prior Consent Agreement entered into on April 14, 2021, and amended on March 28, 2022, by and between E8 and Purchaser (“E8 POA”), Purchaser obtained the right to direct voting over 41,097,994 Shares directly held by E8 and Purchaser has shared dispositive power over 13,292,132 of such shares. Furthermore, in accordance with the E8 POA, E8 has agreed not to transfer more than 13,292,132 Shares held by it before September 30, 2026, without the prior written consent of Purchaser or Parent.

As of the date of this Offer to Purchase, Purchaser owns approximately 72.5% of the outstanding Shares and has the right to direct the voting of an additional approximately 15.1% of the outstanding Shares held by E8.

De-SPAC Transaction Registration Rights Agreement.

In connection with the closing of the de-SPAC Transaction, the Company, Purchaser, E8, Spartan Acquisition Sponsor III LLC (“Spartan”), and certain other holders of Shares (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Company agreed that, within 15 business days following the de-SPAC Transaction, it would file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders. The Registration Rights Agreement also provides that in certain circumstances, Reg Rights Holders that hold Shares having an aggregate value of at least $50 million can demand up to three

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underwritten offerings. Purchaser also has certain demand registration rights. Each of the Reg Rights Holders are also entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Purchaser. In addition, under certain circumstances, Purchaser may demand up to three underwritten offerings.

Voltalis

Upon completion of the acquisition of Modélisation, Mesures et Applications S.A., a service provider for the Company and its subsidaires’ EV Cloud platform, Voltalis S.A. (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings, became a related party of the Company and its subsidiaries through its relationship with Parent. Allego’s Chief Technology Officer, Alexis Galley is the Chairman of Voltalis. Voltalis is considered to be an investment in an associate of Parent. Details of the transactions during the year have been disclosed in Note 36 (Related-party transactions) to the consolidated financial statements in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (“Allego 2023 Annual Report”).

The information in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Voltalis” included in Allego 2023 Annual Report is incorporated by reference into this Schedule TO. See “The Tender Offer—Section 7—Certain Information Concerning Allego” for a description of how to obtain a copy of the Allego 2023 Annual Report.

EV Cars

EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, Company and/or its subsidiaries entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations. Details of the transactions during the year 2023 have been disclosed in Note 36 (Related-party transactions) to the consolidated financial statements included in Allego 2023 Annual Report.

The information in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—EV Cars” included in Allego 2023 Annual Report is incorporated by reference into this Schedule TO. See “The Tender Offer—Section 7—Certain Information Concerning Allego” for a description of how to obtain a copy of the Allego 2023 Annual Report.

Faolan Project and Faolan Contribution.

A development agreement and operation and maintenance agreement was entered into between Allego GmbH and a special purpose vehicle of the Meridiam Fund for the design, construction, installation and operation and maintenance of charging stations in relation to Project Faolan. These agreements will be transferred by the special purpose vehicle of the Meridiam Fund to Meridiam Faolan EV Cars GmbH Co. KG. Meridiam Faolan EV Cars GmbH Co. KG. is a related party under common control of Parent. The transfer was effectuated on June 27, 2024.

See “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements— Faolan Project and Faolan Contribution.”

Transactions with Certain Directors and Officers of the Company.

Certain directors of Allego, Jane Garvey, Julia Prescot, Thierry Déau and Matthieu Muzumdar are employed by Parent and do not receive compensation from the Company for serving as directors on the Board.

Thierry Deau, as the founding CEO of Parent, receives compensation from Parent and its affiliates. This compensation comprises a fixed annual salary and a variable bonus, which is determined by the remuneration

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committee of Parent based on the achievement of annual objectives. As a regulated fund manager, Parent offers its executive officers, including Thierry Deau, access to carried interests in all the funds it manages. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance. Additionally, as an indirect shareholder in Parent, Thierry Deau occasionally receives dividends, which are contingent on Parent’s annual results and are distributed following a decision by the general meeting of Parent.

Matthieu Muzumdar, as deputy CEO of Parent, receives compensation from Parent and its affiliates. This compensation comprises a fixed annual salary and a variable bonus, which is determined by the remuneration committee of Parent based on the achievement of annual objectives. As a regulated fund manager, Parent offers its executive officers, including Matthieu Muzumdar, access to carried interests in all the funds it manages. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance. Additionally, as an indirect shareholder in Parent, Matthieu Muzumdar occasionally receives dividends, which are contingent on Parent’s annual results and are distributed following a decision by the general meeting of Parent.

Jane Garvey, as North America chair of the affiliate of Parent, receives compensation from such affiliate in the form of a fixed annual salary and a variable bonus which is determined by the remuneration committee of Parent based on the achievement of annual objectives. As a regulated fund manager, Parent and its affiliate offer and have offered access to carried interests in the US funds they manage to Jane Garvey. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance.

Julia Prescot, as former CSO of Parent, received compensation from Parent and its affiliates until her retirement in June 2023 in the form of a fixed annual salary and a variable bonus which is determined by the remuneration committee of Parent based on the achievement of annual objectives. Until June 2023, Parent, as a regulated fund manager, offered Julia Prescot access to carried interests in all the funds it manages. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance. Additionally, as an indirect shareholder in Parent until her retirement in June 2023, Julia Prescot received occasionally dividends, which were contingent on Parent’s annual results and were distributed following a decision by the general meeting of Parent. Julia Prescot sold her shares in Parent when she retired in June 2023. Since June 2023, Julia Prescot and Parent has entered into an advisory contract to compensate for her participation at investment committees of Parent.

Thomas Maier receives an annual compensation from Parent for his participation to a regional advisory board for one of the funds managed by Parent.

The information in “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Remuneration Arrangements with the Board and Senior Management” included in the Allego 2023 Annual Report is incorporated by reference into this Schedule TO. See “The Tender Offer—Section 7—Certain Information Concerning Allego” for a description of how to obtain a copy of the Allego 2023 Annual Report.

Indemnification and Insurance

The Company’s directors and officers are entitled to, under the Company’s corporate governance documents and officers’ and directors’ liability insurance policies currently in effect, continued indemnification, advancement of expenses and director and officer insurance coverage.

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Indemnification Agreements

The Company has entered into indemnification agreements with its executive officers and directors. These agreements require the Company to indemnify these individuals to the fullest extent permitted by Dutch law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, the Company has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Insurance

Pursuant to the Transaction Framework Agreement, prior and subject to the Delisting, the Company will obtain a directors’ and officers’ insurance tail policy in line with market practice (including coverage for claims from Unaffiliated Private Shareholders) that is to be maintained for the benefit of the members of the Board on the Closing Date providing for coverage for conduct up to and including completion of the Transactions, and allowing for notice of claims and circumstances for a period of at least six years thereafter, and which policy in all other respects provides terms at least as favorable as the Company’s insurance policy in force as at the date of the Transaction Framework Agreement.

5.	Rule 13e-3

Because Purchaser is an affiliate of the Company, the Transactions constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer, any subsequent plan of the delisting of the Shares from the NYSE following the consummation of the Offer and the consideration offered to Unaffiliated Shareholders be filed with the SEC and disclosed to Unaffiliated Shareholders prior to consummation of the Offer and the Delisting. Purchaser has provided such information in this Offer to Purchase and a Tender Offer Statement on Schedule TO and the exhibits thereto filed with the SEC pursuant to Rule 14d-3 under the Exchange Act. As soon as possible after the number of holders of record of Shares is less than 300, the Company will file a Form 15 to terminate its obligation to file reports pursuant to Section 15(d) of the Exchange Act.

For a description of certain contacts between the Company and Purchaser and its affiliates that are related to the Offer, please see “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego.” Further, please see “The Tender Offer—Section 11—Purpose of the Offer; Plans for Allego” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” for a description of (i) the purpose of the Offer, (ii) our plans for the Company, (iii) why we do not anticipate seeking the approval of the Unaffiliated Shareholders and (iv) the unavailability of appraisal rights in connection with the Offer.

6.	Conduct of Allego’s Business if the Offer is not Consummated

If the Offer is not consummated, we will re-evaluate our options with respect to the Company. In particular, we may, among other things:

•	not take any action at that time, including not purchasing any additional Shares; and/or

•	make a new tender offer or propose an alternative transaction involving the Company or the Shares.

If we were to pursue either of these (or other) alternatives, it might take considerably longer for the Unaffiliated Shareholders to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. No assurance can be given that any of such alternatives will be pursued or as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on trading price of the Shares.

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7.	Support by the Board of Directors of Allego

The Independent Transaction Committee was in charge of reviewing, evaluating, negotiating and deciding whether to recommend entry into the Transaction Framework Agreement and the consummation of the Transactions.

The Company has confirmed to us in the Transaction Framework Agreement that the Independent Transaction Committee recommended that the Board, among other things,

•

determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interests of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders),

•	approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder, and

•	resolve to pursue the Transactions on the terms of and subject to the provisions of the Transaction Framework Agreement (collectively the “Company Support”).

In view of the conflict of interest rules within the meaning of section 2:129, subsection 6 of the Dutch Civil Code (“DCC”), the Recused Directors recused themselves from all deliberations and decision-making of the Board regarding the Transactions, in each case due to actual or potential conflicts as further explained in “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” and the section under the heading “Background of the Offer and the Transactions” of the Schedule 14D-9. As a result the Disinterested Directors voted to approve the Company’s entry into the Transaction Framework Agreement.

While the Independent Transaction Committee and the Board (other than the Recused Directors), on behalf of the Company, are supportive of the commencement of the Offer, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Transaction Framework Agreement, including the Post-Closing Rights and the Meridiam Contribution, and the fact that Purchaser has informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares, the Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer.

8.	Materials Prepared by the Parent’s Financial Advisors

In connection with the Transactions, Purchaser engaged Morgan Stanley as its financial advisor. Purchaser selected Morgan Stanley to act as its financial advisor based on its qualifications, reputation as an internationally recognized investment banking firm and substantial experience with respect to transactions similar to the Transactions. In connection with Morgan Stanley’s engagement, Morgan Stanley provided to representatives of Purchaser, for discussion purposes only, discussion materials dated March 27, 2024 (the “March 27 Presentation”). A Copy of the March 27 Presentation has been filed as an exhibit to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference.

The March 27 Presentation was prepared by Morgan Stanley for the purpose of assisting Purchaser in assessing certain financial implications of the Transactions. These analyses do not purport to be appraisals or to reflect the prices at which the Shares may actually trade. Purchaser did not request, and Morgan Stanley did not provide to Purchaser or the Company, any opinion as to the fairness of the Offer Consideration to Purchaser, the Company or their respective shareholders.

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In connection with preparing the March 27 Presentation, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of comparable precedent transactions; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

In preparing the March 27 Presentation, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, if any, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Purchaser and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. The March 27 Presentation does not address the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. The March 27 Presentation was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the March 27 Presentation.

Summary of the March 27 Presentation

The following description of the March 27 Presentation is qualified in its entirety by reference to the March 27 Presentation included as Exhibit (c)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. Such description does not purport to be complete. The Company’s shareholders are encouraged to read carefully the March 27 Presentation in its entirety.

The March 27 Presentation included information covering, among other things, a comparison of (a) the market capitalization values, (b) the asset values, (c) the premia over the spot price of the Shares as of March 22, 2024, (d) the premia over the volume weighted average price (“VWAP”) of the Shares over the three-month trading period, six-month trading period and twelve-month trading period, in each case, ended March 22, 2024, (e) the premia over the highest trading price of the Shares over the six-month and twelve-month trading periods ended March 22, 2024 and (f) the amount of capital required for acquisitions of 5%, 12%, 15% and 22% of the outstanding Shares, in each case implied by a range of illustrative prices of the Shares. The March 27 Presentation also provided a comparative overview of the total asset value of the Company, total equity value of the Company, and premium (or discount) to then-current trading price of the Shares implied by each of the following: (i) the highest and lowest trading prices of the Shares over the previous 52-week period and the three-month VWAP, the six-month VWAP and the twelve-month VWAP, in each case, ended March 22, 2024, of the Shares, (ii) published analysts’ price targets for the Shares, (iii) the implied ratios of asset value to 2024 estimated revenues for the common shares of three selected comparable companies, being ChargePoint, Inc., EVgo, Inc. and Fastned B.V., (iv) the implied ratio of asset value over the NTM revenues of a comparable transaction (Shell’s acquisition of Volta), and (v) the intrinsic value of the Shares based on a discounted dividend model and a discounted cash flow model, in each case, based on Purchaser’s forecasts of the Company’s future operational and financial performance and assuming no equity injection.

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Miscellaneous

In connection with the consideration by Purchaser of the Transactions, Morgan Stanley performed a variety of financial and comparative analyses. The performance of these analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its analyses. In addition, Morgan Stanley, and/or Purchaser may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions.

The Offer Consideration to be received by the Unaffiliated Shareholders in the Offer was determined through arm’s-length negotiations between the Disinterested Directors and Purchaser. Morgan Stanley provided advice to Purchaser during these negotiations but did not, however, recommend any specific consideration to Purchaser or the Company, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer. The financial analyses performed by Morgan Stanley do not constitute, and should not be viewed as, a recommendation with respect to any matter pertaining to the Offer, including whether any shareholder of the Company should tender Shares into the Offer or take any other action in connection with the Offer.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Company, Purchaser and their respective affiliates, or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

Under the terms of its engagement letter, Purchaser agreed to pay Morgan Stanley a fee of EUR4,500,000 for its services in connection with the Transactions.

In the two years prior to the date hereof, Morgan Stanley and its affiliates have not received any fees from the Company, Purchaser or their respective affiliates for any financial advisory or financing services. Morgan Stanley and its affiliates may in the future also seek to provide other financial advisory and financing services to the Company, Purchaser or their respective affiliates, and would expect to receive fees for the rendering of these services.

A copy of the March 27 Presentation is available for inspection and copying at our principal executive offices located at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, during regular business hours by any shareholder or shareholder representative who has been so designated in writing, and will be provided to any such shareholders or representative upon written request at the expense of the requesting party. If you are interested in obtaining a copy of the March 27 Presentation, please contact the Information Agent.

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THE TENDER OFFER

1.	Terms of the Offer.

On the terms of and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (a) at or as promptly as practicable following the Expiration Time, accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time, promptly pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer (as permitted under “The Tender Offer—Section 4—Withdrawal Rights”) as of the Acceptance Time. “Expiration Time” means one minute after 11:59 p.m., New York City Time, at the end of the day on July 31, 2024, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires. No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

Pursuant to the Transaction Framework Agreement, the obligation of Purchaser to purchase the Shares tendered in the Offer is subject only to the conditions that (a) the Transaction Framework Agreement has not been terminated in accordance with its terms and (b) no order (whether temporary, preliminary or permanent) has been issued and no enactment (whether temporary, preliminary or permanent) has been made by any court, governmental or regulatory authority or governmental entity rendering illegal, enjoining or prohibiting the transactions contemplated by the Transaction Framework Agreement, including the Offer, unless Purchaser, the Meridiam Fund or their respective affiliates failed to take all actions required under the Transaction Framework Agreement to seek to avoid any such order or have such order lifted (collectively, the “Offer Conditions”). There is no minimum tender condition, no financing condition, no material adverse effect condition and no condition related to receipt of any third party or regulatory approvals to the Offer. Subject to our rights to terminate the Transaction Framework Agreement in accordance with its terms and applicable law, we may extend the Offer to such other date and time as may be agreed in writing by Purchaser and the Company. In addition, the Transaction Framework Agreement provides that Purchaser may, or is required to, extend the Offer in certain circumstances:

•

Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof (including in connection with the SEC’s continuing review of the filings, including the Schedule TO, the Schedule 13E-3 or the Schedule 14D-9), or the NYSE, applicable to the Offer or as may be required by any other court, authority or governmental entity; provided that, Purchaser will not be required to extend the Offer beyond October 1, 2024;

•

If, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived (to the extent such waiver is permitted by applicable Laws), Purchaser may extend the Offer for one or more consecutive increments of not more than ten business days per extension (with each such period to end at one minute after 11:59 p.m. (New York City time) on the last business day of such period) (or such other duration as may be agreed in writing by Purchaser and the Company) until all of the conditions to the Offer have been satisfied or waived (to the extent such waiver is permitted by applicable laws); and

•	Purchaser may extend the Offer to such other date and time as may be agreed in writing by Purchaser and the Company.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Subject to the applicable rules and regulations of the SEC, we also reserve the right at any time to, in our sole discretion, waive, in whole or in part, any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Transaction Framework Agreement, provided that, the Company’s prior written consent is required for us to: (i) decrease the Offer Consideration except as otherwise expressly permitted by the Transaction Framework Agreement in the event that during the period between the

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date of the Transaction Framework Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction; (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholders; or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as otherwise provided in the Transaction Framework Agreement.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice will also include the approximate number and percentage of Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If we extend the Offer, are delayed in the acceptance for payment of or payment (whether before or after the Acceptance Time) for Shares, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Transaction Framework Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Offer to Purchase under “The Tender Offer—Section 4—Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If, subject to the terms of the Transaction Framework Agreement, we make a material change to the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that, in the SEC’s view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent, or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum of ten business days is generally required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We will announce the results of the Offer, including the approximate number and percentage of Shares deposited to date, no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. The Transaction Framework Agreement does not contemplate a subsequent offering period for the Offer.

Under no circumstance will interest be paid on the Offer Consideration in connection with the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Transaction Framework Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares

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if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See “The Tender Offer—Section 15—Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Transaction Framework Agreement and we may terminate the Offer. Without limiting the generality of the foregoing, if the Transaction Framework Agreement is validly terminated pursuant to its terms, we will promptly (and in any event within twenty-four hours following such termination), terminate the Offer and not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser prior to the Acceptance Time, we will promptly (and in any event within two business days of such termination) return and will cause the Depository acting on our behalf to return, in accordance with applicable law, all Shares so tendered to the registered holders thereof.

The Company has provided us with its shareholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to shareholders of the Company. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver by Purchaser (to the extent such waiver is permitted by applicable law and the terms of the Transaction Framework Agreement) of all the conditions to the Offer set forth in “The Tender Offer—Section 15—Certain Conditions of the Offer,” we will (a) at or as promptly as practicable following the Expiration Time, accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time, pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of the payment, the “Closing”). See “The Tender Offer—Section 1—Terms of the Offer.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) if you are a record holder and you hold Shares in book-entry form on the books of the Company’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed and (ii) any other documents required by the Letter of Transmittal or (b) if your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company (“DTC”), (i) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in lieu of a Letter of Transmittal, (ii) a confirmation of a book-entry transfer (“Book-Entry Confirmation”) into the Depositary’s account at DTC of the Shares tendered by book-entry transfer (pursuant to the procedures set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstance will interest be paid on the Offer Consideration in connection with the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered pursuant to the Offer and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms of and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Transaction Framework Agreement, the

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Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under “The Tender Offer—Section 4—Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such unpurchased Shares will be returned, without expense, to the tendering shareholder (in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” by crediting such Shares to an account maintained at DTC), promptly following the expiration or termination of the Offer.

All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment, of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering shareholder.

3.	Procedures for Accepting the Offer and Tendering Shares.

Tenders. In order for Shares to be validly tendered pursuant to the Offer, shareholders of the Company must follow these procedures:

•

If you are a record holder and you hold Shares in book-entry form on the books of the Company’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time: (a) the Letter of Transmittal, properly completed and duly executed; and (b) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at DTC, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time: (a) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message; (b) a Book-Entry Confirmation (as defined under “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares”); and (c) any other documents required by the Letter of Transmittal.

•

If you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within one NYSE trading day after the date of execution of such Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, stating that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within four business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal,

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properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if: (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or (b) Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the NYSE Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer but such shareholder cannot deliver the required documents to the Depositary prior to the Expiration Time, or such shareholder cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within one NYSE trading day after the date of execution of such Notice of Guaranteed Delivery: (a) a properly completed and duly executed Letter of Transmittal (or, alternatively an Agent’s Message in the case of tendering Shares held in “street” name by book-entry transfer), (b) a Book-Entry Confirmation with respect to all tendered Shares (in the case of tendering Shares held in “street” name by book-entry transfer) and (c) all other documents required by the Letter of Transmittal, if any.

The Notice of Guaranteed Delivery may be delivered by courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and transfer the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares

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for payment, it will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser on the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Purchaser reserves the absolute right to reject any and all tenders determined not to be in proper form or the acceptance for payment of which may be unlawful. We reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholders, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent, the Company or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of, or payment for, which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser may determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked, and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, with respect to any annual or extraordinary general meeting of shareholders of the Company or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon its acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights, to the extent permitted under applicable law, with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders of the Company.

U.S. Federal Income Tax Information Reporting and Backup Withholding. Payments made to shareholders of the Company in the Offer generally will be subject to U.S. federal income tax information reporting and may be subject to backup withholding. To avoid backup withholding, a U.S. shareholder should complete and return the

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Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that (a) such shareholder is a U.S. person, (b) the taxpayer identification number provided is correct and (c) such shareholder is not subject to backup withholding. Non-U.S. shareholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or at www.irs.gov, in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which IRS Form W-8 is appropriate. See the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after September 1, 2024, which is the sixtieth (60th) day after the date of the commencement of the Offer, unless Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer—Section 4—Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Transaction Framework Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered again by following one of the procedures described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular shareholder, regardless of whether or not similar defects or irregularities are waived or not waived in the case of any other shareholder. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material Tax Consequences.

5A.	U.S. Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences of the Offer to U.S. Holders (as defined below) of the Company whose Shares are tendered and accepted for payment pursuant to the Offer. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”),

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existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth in this discussion. Purchaser has not sought, and does not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code. The summary is not a complete description of all of the tax consequences of the Offer and in particular, does not address many of the tax considerations that may be relevant to a holder of Shares in light of such holder’s particular circumstances or that may be applicable to holders of Shares that may be subject to special tax rules, including, without limitation: small business investment companies; banks, certain financial institutions or insurance companies; real estate investment trusts, regulated investment companies or grantor trusts; dealers or traders in securities, commodities or currencies; persons that mark their securities to market; cooperatives; tax-exempt entities; retirement plans; certain former citizens or long-term residents of the United States; persons that received Shares as compensation for the performance of services; persons that hold Shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that hold Shares through such an entity; S-corporations; persons whose functional currency is not the U.S. dollar; persons that own directly, indirectly, or through attribution ten percent (10%) or more of the voting power or value of the outstanding Shares; persons holding Shares in connection with a trade or business conducted outside the United States; controlled foreign corporations within the meaning of Section 957 of the Code; or passive foreign investment companies within the meaning of Section 1297 of the Code (each, a “PFIC”). Moreover, this summary does not address the U.S. federal estate, gift, unearned income Medicare contribution, alternative minimum tax and any other applicable non-income tax laws, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States; (b) a corporation, or entity treated as a corporation, created or organized under the laws of the United States, or of any state or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust, if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to persons who are not U.S. Holders.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and persons treated as partners in such entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME, AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

The Receipt of Cash in Exchange for Shares Pursuant to the Offer.

The exchange of Shares by U.S. Holders for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer will

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recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) in exchange for Shares pursuant to the Offer and the U.S. Holder’s adjusted tax basis in such Shares. Subject to the PFIC rules discussed below, any such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Offer is subject to certain limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Passive Foreign Investment Company Rules

A U.S. Holder may be subject to adverse U.S. federal income tax rules in respect of a disposition of Shares pursuant to the Offer if the Company were classified as a PFIC for any taxable year during which such U.S. Holder has held Shares and did not have certain elections in effect. In general, a foreign corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income constitutes “passive income” or (2) 50% or more of its assets produce, or are held for the production of, “passive income.” For this purpose, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, rents, royalties and certain gains. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held Shares, certain adverse consequences could apply to the U.S. Holder, unless certain elections that may mitigate such adverse consequences have been made (including a mark-to-market election).

Specifically, gain recognized by a U.S. Holder on the tender of its Shares pursuant to the U.S. Offer would be allocated ratably over the U.S. Holder’s holding period for the Shares. The amounts allocated to the taxable year of the exchange and to any year before the Company was a PFIC would be taxed as ordinary income in the current year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the amount allocated to the taxable year. These rules would apply to a U.S. Holder that held Shares during any year in which the Company was a PFIC, even if the Company was not a PFIC in the year in which the U.S. Holder tendered the Shares pursuant to the U.S. Offer. U.S. Holders should consult their tax advisors regarding (i) the tax consequences that would arise if the Company were treated as a PFIC for any year, (ii) any applicable information reporting requirements and (iii) the availability of any elections (including the mark-to-market election mentioned above) that may help mitigate the tax consequences to a U.S. Holder if the Company were a PFIC.

The foregoing assumes that the Company is not currently, and has not been a PFIC, for U.S. federal income tax purposes. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of its Shares, and due to uncertainties in the application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of the Company’s assets as passive or active, there can be no assurance that the Company is not considered to be a PFIC for any taxable year.

U.S. Holders should consult their own tax advisors concerning whether the Company is or has been a PFIC for any given taxable year during which such U.S. Holder has owned Shares and the tax consequences of tendering Shares pursuant to the Offer.

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Information Reporting and Backup Withholding.

A U.S. Holder who exchanges Shares pursuant to the Offer is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”

5B.	Certain Material Dutch Tax Consequences.

The following is a summary of certain material Dutch tax consequences of the Offer for the shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer. It does not address tax consequences applicable to holders of Company stock options. The summary is for general information only and does not consider all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements).

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER.

Please note that this summary does not describe the tax considerations for:

(a)

Holders of Shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in the Company and holders of Shares of whom a certain related person holds a substantial interest in the Company. Generally speaking, a substantial interest in the Company arises if a person, alone or, where such person is an individual, together with such holder’s partner (statutorily defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of the total issued capital of the Company or 5% or more of the issued capital of a certain class of shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit-sharing rights in the Company. A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

(b)

Holders of Shares that are corporate legal entities that derive benefits from the Shares that are exempt under the participation exemption regime (deelnemingsvrijstelling) or that qualify for participation credit (deelnemingsverrekening) as laid down in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or would have been exempt under the participation exemption regime if such shareholder were a taxpayer in the Netherlands. In general, an interest of five percent (5%) or more in the nominal paid-up share capital of the Company should either qualify for the participation exemption regime or the participation credit regime. A shareholder may also have a qualifying participation if such Company shareholder does not have a five percent (5%) interest but a related entity (a statutorily defined term) does, or if the Company is a related entity (a statutorily defined term) of the Company shareholder.

(c)

Holders of Shares who are individuals and for whom the Shares or any benefit derived from the Shares are attributable to a membership of a management board or a supervisory board, an employment relationship or a deemed employment relationship, the income from which is taxable in the Netherlands.

(d)

Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are not subject to or are exempt (in full or in part) from corporate income tax in the Netherlands or any other state.

(e)

Persons to whom the Shares and the income therefrom are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

(f)	Holders of Shares that are entities which are a resident of Aruba, Curaçao or Sint Maarten and that have an enterprise which is carried on through a permanent establishment or a permanent

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representative on Bonaire, Sint Eustatius or Saba and the Shares are attributable to such permanent establishment or permanent representative.

(g)	Holders of Shares who or that are not considered the beneficial owner (uiteindelijk gerechtigde) of these Shares or the benefits derived from or realized in respect of these Shares.

This summary only addresses the Dutch national tax legislation and published regulations, as in effect on the date of this Offer to Purchase and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Where this summary refers to ‘the Netherlands’ or ‘Dutch’, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom of the Netherlands.

Certain Dutch Tax Consequences of the Offer.

Dutch dividend withholding tax.

The Offer Consideration paid pursuant to the Offer will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Dutch Resident Individual Shareholders.

An individual shareholder who is resident or deemed to be resident in the Netherlands for Dutch tax purposes will be subject to Dutch individual income tax (inkomstenbelasting) on any gains realized (i.e., the difference, if any, between the amount of cash received and the tax book value) in respect of the Shares validly tendered and not properly withdrawn pursuant to the Offer at progressive rates up to a maximum of forty-nine point five percent (49.5%) under the Dutch Income Tax Act 2001 if:

(a)

the Shares are attributable to an enterprise from which the individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder as defined in the Dutch Income Tax Act 2001; or

(b)

such income or capital gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes activities with respect to the Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither condition (a) nor condition (b) above applies to the individual shareholder, taxable income with regard to the Shares held by such individual shareholder must in principle be determined on the basis of a deemed return on savings and investments (sparen en beleggen). This deemed return on savings and investments is determined based on the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (January 1), insofar as the individual’s yield basis exceeds a statutory threshold (heffingvrij vermogen) (fifty-seven thousand euros (€57,000) in 2024). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the individual less the fair market value of certain qualifying liabilities on January 1. The individual’s deemed return is calculated by multiplying the individual’s yield basis with a ‘deemed return percentage’ (effectief rendementspercentage), which percentage depends on the actual composition of the yield basis, with separate deemed return percentages for savings (banktegoeden), other investments (overige bezittingen) and debts (schulden). As of January 1, 2024, the percentage for other investments, which include the Shares, is set at six-point zero four percent (6.04%).

However, on June 6, 2024 the Dutch Supreme Court (Hoge Raad) ruled in a number of cases (i.e. ECLI:NL:HR:2024:704, ECLI:NL:HR:2024:705, ECLI:NL:HR:2024:756, ECLI:NL:HR:2024:771 and

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ECLI:NL:HR:2024:813) that the current system of taxation in relation to an individual’s savings and investments based on a ‘deemed return’ contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights if the deemed return applicable to the savings and investments exceeds the actual return in the respective calendar year. In these rulings, the Dutch Supreme Court has also provided guidance for calculating the actual return: (i) all assets that are taxed under the regime for savings and investments are taken into account, and the statutory threshold will not be deducted from the individual’s yield basis; (ii) the actual return should be based on a nominal return without considering inflation; (iii) the actual return includes not only benefits derived from assets, such as interest, dividends and rental income, but also positive and negative changes in the value of these assets, including unrealized value changes; (iv) costs are not taken into account for determining the actual return, but interest on debts that are included in the individual’s yield basis should be taken into account; and (v) positive or negative returns from previous years are not taken into account.

If the individual demonstrates that the actual return – calculated in accordance with the guidelines of the Dutch Supreme Court – is lower than the deemed return, only the actual return should be taxed under the regime for savings and investments. As of the date of the Offer, no legislative changes have been proposed by the Dutch legislator in response to the June 6, 2024 rulings.

The deemed or actual return on savings and investments is taxed at a rate of 36%.

Dutch Resident Corporate Shareholders.

A shareholder that is an entity (including an association, partnership and mutual fund, in each case to the extent taxable as a corporate entity) and who is resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes will generally be subject to Dutch corporate income tax on any gains realized in respect of the Shares validly tendered and not properly withdrawn pursuant to the Offer, up to a maximum rate of twenty-five point eight percent (25.8%).

Non-Dutch Resident Shareholders.

A shareholder that is not a resident or deemed to be a resident of the Netherlands will not be subject to Dutch corporate income tax or Dutch personal income tax on any gains realized as a result of the tendering of Shares pursuant to the Offer, provided that:

(a)

in the case of a non-Dutch resident shareholder that is not an individual, such shareholder (i) does not derive profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable or (ii) is not, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Shares are attributable; or

(b)

in the case of a non-Dutch resident shareholder that is an individual, such shareholder (i) does not derive profits from an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable, (ii) does not realize income or gains with respect to the Shares that qualify as income from miscellaneous activities in the Netherlands, which include activities with respect to the Shares that exceed regular, active portfolio management or (iii) is not, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

In the case of a non-Dutch resident shareholder that is taxable in the Netherlands, such shareholder will generally be taxed in the same way as comparable Dutch resident taxpayers, as described above.

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Other Taxes and Duties.

No Dutch value added tax and no Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a shareholder on any payment pursuant to the Offer.

6.	Price Range of Shares; Dividends.

The Shares are listed and currently trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “ALLG.” The Company has advised Purchaser that, as of the close of business on July 1, 2024, 273,030,790 Shares were outstanding.

The following table sets forth, for the quarters indicated, the intraday high and low trading prices per Share on the NYSE for each quarterly period within the two preceding fiscal years, as reported by published financial sources.

Year Ended December 31, 2022	High	Low
Second Quarter	$15.95	$5.01
Third Quarter	6.59	3.35
Fourth Quarter	5.06	2.33
Year Ended December 31, 2023
First Quarter	$4.89	$2.17
Second Quarter	3.88	1.85
Third Quarter	3.06	1.55
Fourth Quarter	2.78	.99
Current Year
First Quarter	$2.11	$.57
Second Quarter	1.92	.70
Third Quarter (through July 2, 2024)	1.69	1.67

On June 14, 2024, the last trading day prior to the public announcement of the signing of the Transaction Framework Agreement, the reported closing price of the Shares on the NYSE was $0.74 per Share. On July 2, 2024, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $1.68 per Share. Shareholders are urged to obtain a current market quotation for the Shares before deciding whether to tender their Shares.

According to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Company has not previously declared or paid cash dividends and has no plans to declare or pay any dividends in the near future.

7.	Certain Information Concerning Allego.

Except as specifically set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Purchaser or any of its affiliates, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information that is unknown to Purchaser or any of its affiliates, the Information Agent or the Depositary, as applicable.

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General. The Company was formed under the laws of the Netherlands in 2021 as a private limited liability company (besloten venootschap met beperkte aansprakelijkeid) and was converted into a public limited liability company (naamloze vennootschap) upon the closing of the Company’s de-SPAC transaction on March 16, 2022. The mailing address of the Company’s registered office is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and the Company’s phone number is +31 (0) 88 033 3033. The Shares are traded on the NYSE under the symbol “ALLG.”

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports with the SEC and to file other information with the SEC relating to its business, financial condition and other matters. You may review a copy of any such reports, statements or other information on the internet website maintained by the SEC at www.sec.gov.

The Company Financial Projections. The Company prepared certain financial projections in connection with the transactions contemplated by the Transaction Framework Agreement which are described in the Company’s Schedule 14D-9, under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” and “—Certain Prospective Financial Information.”

8.	Certain Information Concerning Purchaser and Parent.

Parent

Parent is a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France. Parent is an independent investment Benefit Corporation and an asset manager, which specializes in the development, financing, and long-term management of sustainable public infrastructure in three core sectors: sustainable mobility, critical public services and innovative low carbon solutions.

Purchaser

Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands whose indirect parent entities are managed by Parent. Purchaser is 100% owned by Opera Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) having its registered office at Zuidplein 126, WTC Toren 1, 15e, 1077XV Amsterdam, the Netherlands and registered with the commercial register (handelsregister) of the Netherlands under registration number 71766308 (“Opera”) which is 9.2% owned by Thoosa Infrastructure Investments S.a.r.l and 90.8% owned by Meridiam EI SAS, a société par actions simplifiée incorporated under the laws of France, with its registered office at 4 place de l’Opéra, 75002 Paris, and registered with the commercial and company register of Paris (registre du commerce et des sociétés de Paris) under number 839 874 583 R.C.S Paris (“Meridiam EI”). Thoosa Infrastructure Investments S.a.r.l is 100% owned by Thoosa Infrastructure Fund SCS, and Meridiam EI SAS is 100% owned by Meridiam Transition FIPS (“Meridiam Transition”), both of which are funds managed by Parent. Purchaser is an external consulting firm.

The address of Parent’s principal executive offices is 4, place de l’Opera 75002, Paris, France, and the telephone number at such address is +33 1 53 34 96 96. The address of Purchaser’s principal executive offices is Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and the current business, and the telephone number at such address is +33 1 53 34 96 96. The name, citizenship, business address, present principal occupation or employment, and five-year employment history of each of the directors, executive officers, or managers of Parent and Purchaser are set forth in Schedule I to this Offer to Purchase.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”) and a Transaction Statement on Schedule 13E-3, of which, in each case, this Offer to Purchase forms a part. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available at the SEC’s website at www.sec.gov.

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Neither the Company, Purchaser nor Parent has made any arrangements in connection with the Offer to provide holders of Shares access to their respective corporate files. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. The Company’s shareholders are not entitled to appraisal rights with respect to the Offer.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Purchaser obtaining financing to fund the purchase of Shares pursuant to the Offer or to fund other transactions contemplated by the Transaction Framework Agreement. We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares held by Unaffiliated Shareholders solely for cash and (ii) consummation of the Offer is not subject to any financing condition.

We estimate that the total amount of funds required for Purchaser to purchase all outstanding Shares sought and tendered in the Offer and to pay related transaction fees and expenses in connection with the consummation of the Offer will be approximately $106,179,603. This calculation does not include Shares held by the Apollo Fund, which are subject to the Non-tender Agreement. See “The Tender Offer— Section 12—The Transaction Framework Agreement; Other Agreements—Non-tender Agreement” and “Special Factors—Section 4—Related Party Transactions—Prior Investments.” We anticipate funding such cash requirements from available cash and cash equivalents of certain funds the Parent manages and/or committed debt financing of Purchaser described below.

Although the debt financing described in this Offer to Purchase is not subject to a due diligence or “market out” condition, such financing is subject to customary conditions for financings of this type and may not be considered assured. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this Offer to Purchase is not available. The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See “The Tender Offer—Section 15—Certain Conditions of the Offer.”

Term Loan Facility

The following summary description of the Term Loan Facility and all other provisions of the Term Loan Facility discussed herein are qualified by reference to the Facility Agreement, a copy of which has been filed as Exhibit (b)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Facility Agreement may be examined, and copies may be obtained at the places and in the manner set forth in “The Tender Offer—Section 8— Certain Information Concerning Purchaser and Parent.” Shareholders and other interested parties should read the Facility Agreement for a more complete description of the provisions summarized below.

Pursuant to a Facility Agreement dated as of June 15, 2024, among Purchaser, Société Générale and Natixis (the “Facility Agreement”), Purchaser received commitments from the lenders party to the Facility Agreement for a euro term loan facility in an aggregate amount equal to EUR 150 million (the “Term Loan Facility” and the loans made thereunder “Term Loans”).

Interest Rates and Fees. Interest under the Term Loan Facility is payable at a rate equal to the sum of (i) 6% per annum and (ii) the applicable EURIBOR screen rate as of the date and time determined in accordance with the Facility Agreement for Euros and for a period equal in length to the interest period (as defined in the Facility Agreement) of the relevant loan. Purchaser will be required to pay certain commitment fees in Euros to each lender under the Term Loan Facility for the lender’s available commitment for the availability period. Purchaser will also be required to pay an arrangement fee, agency fee and security agency fee, each of which as agreed from time-to-time in fee letters between Purchaser and Société Générale and/or Natixis.

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Prepayments. The Term Loan Facility requires mandatory prepayments upon the occurrence of any of the following events:

•	if the Delisting does not occur within six months from the date the funds under the Term Loan Facility are first utilized and if Purchaser fails to deliver to the agent evidence of Delisting;

•

if Purchaser sells, transfers or otherwise disposes of any Shares, provided that the mandatory prepayment will apply only to the amount of proceeds received for such disposal after deducting certain specified fees and expenses;

•

if Purchaser receives cash proceeds for the payment of a dividend or the lawful distribution of share premium reserve or the redemption, defeasement, retirement or repayment of share capital from the Company or the repayment or prepayment (either total, partial, voluntary or mandatory) by the Company of any loan granted to it by Purchaser, provided that the mandatory prepayment will apply only to the amount of proceeds received for such distributions after deducting certain specified fees and expenses;

•

if Meridiam Transition (“Sponsor”), Meridiam EI and its affiliates and investment vehicles managed by Parent (each a “Meridiam Shareholder” and collectively “Meridiam Shareholders”), or Opera sell, transfer or otherwise dispose of any shares in, respectively, a Meridian Shareholder, Opera or Purchaser, and if the proceeds relevant to such disposal has not been reinvested in the Company, provided that the mandatory repayment will apply only to an amount of proceeds received for such disposal after deducting certain specified fees and expenses;

•

if the shareholding of Meridiam Shareholders (either in the voting share capital or issued share capital and either direct or indirect) in Purchaser decreases other than pursuant to a disposal of Shares, and if such proceeds relevant to the disposal has not been reinvested in the Company, provided that the mandatory prepayment will apply only to the amount of the proceeds received with respect to the transaction resulting in the dilution after deducting certain specified fees and expenses; and

•

if Sponsor or its subsidiaries (excluding a disposal made by the Purchaser and its subsidiaries) sells, transfers or otherwise disposes of any assets (other than the shares in a Meridiam Shareholder, the Purchaser or Opera), provided that the mandatory prepayment will apply only to the amount of the proceeds received with respect to the disposal of assets after deducting certain specified fees and expenses.

The Term Loan Facility allows for voluntary prepayments of the Term Loans in whole or in part without premium or penalty.

Borrower, Guarantors and Collateral. Purchaser is the borrower under the Term Loan Facility. Obligations under the Term Loan Facility are guaranteed by Sponsor, pursuant to a French law first demand guarantee, dated as of June 26, 2024, by and between, among others, Sponsor and Société Générale, acting as the security agent. The Term Loan Facility is secured pursuant to a New York law security agreement, dated as of June 26, 2024, by and between, among others, Purchaser and Société Générale, acting as the security agent. All Shares owned by Purchaser from time to time (including Shares acquired in connection with the Offer) are pledged as security.

Conditions. The funding of the Term Loan Facility is subject to the satisfaction of certain conditions precedent, including, without limitation, accuracy of certain major representations and warranties in the Term Loan Facility and absence of a major default or event of default under certain specified provisions of the Term Loan Facility.

Other Terms. The Facility Agreement contains representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants that are customary for facilities of this type. Affirmative covenants include, among others, covenants pertaining to the delivery of financial statements, notices, certificates and other information, payment of taxes and compliance with laws. Negative covenants include, among others, covenants that restrict the ability of Purchaser to dispose of any of any assets whereby they may be leased or re-acquired by an affiliate, enter into a financial indebtedness transaction with respect to

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the Shares acquired pursuant to the Offer and enter into certain preferential arrangements. These covenants are subject to a number of important exceptions and qualifications. Certain changes of control of Purchaser also constitute an event of default under the Facility Agreement. Amounts borrowed under the Term Loan Facility mature on second anniversary of the signing of the Facility Agreement (the “Facility Termination Date”).

Termination. Commitments under the Term Loan Facility terminate on the first to occur of (i) the Facility Termination Date, (ii) the occurrence of a mandatory cancellation event or (iii) Purchaser electing to voluntarily cancel the remaining facility by providing 10 business days’ notice to Société Générale.

Repayment. The Facility Agreement stipulates a maturity period of two years, upon which all outstanding loans are required to be fully repaid. We expect that any borrowings under the Term Loan Facility will be refinanced or repaid with funds generated by Purchaser or obtained from other financing sources, which may include the proceeds of additional loans and/or the sale of securities. No decision has been made concerning this matter as of the date of this Offer to Purchase, and any future decisions will be made based on Purchaser’s consideration of all relevant factors at the time.

10.	Background of the Offer; Contacts with Allego

The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their affiliates or representatives did not participate. The following contains a description of material contacts between representatives of Parent or Purchaser and representatives of the Company that resulted in the execution of the Transaction Framework Agreement and the agreements related to the Offer. The following does not purport to catalogue every conversation among representatives of Purchaser and the Company. For purposes of this discussion, “Purchaser” refers to Purchaser and its direct and indirect subsidiaries.

On July 28, 2021, Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Allego, Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Purchaser, Allego Holding, B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego Holding”) and, solely with respect to the sections specified therein, E8, entered into a Business Combination Agreement (the “BCA”). Pursuant to the BCA, among other things: (i) the shareholders of Allego Holding contributed and transferred all of their shares in the capital of Allego Holding to Allego in exchange for Shares; (ii) Merger Sub merged with and into Spartan, with Spartan surviving as a wholly owned subsidiary of Allego, and each outstanding share of Spartan class A common stock was cancelled and converted into one Share; (iii) Allego converted into a Dutch public limited liability company (naamloze vennootschap); and (iv) subscribers subscribed for Shares in a private placement. The transactions contemplated by the BCA were consummated on March 16, 2022 (the “de-SPAC Closing”). Following the de-SPAC Closing, Purchaser, which had previously owned all of the outstanding share capital of Allego Holding, owned 197,837,067 Shares (representing approximately 68.5% of the then-outstanding Shares) and had, as a result of an irrevocable power of attorney, the right to direct the voting over an additional 41,097,994 Shares (representing approximately 14.2% of the then-outstanding Shares) owned by E8.

As part of the ongoing review of Allego’s business, the Board and management team regularly evaluate Allego’s historical performance, future growth prospects and overall strategic objectives to achieve its long-term strategic, operational and financial goals and enhance shareholder value. The topics of these conversations have included, among other things, developments in the electric vehicle charging industry generally, including recent M&A activity and investor focus within the industry, the trading price of the Shares and the public market for electric vehicle charging companies more generally, as well as Allego’s position in the industry. The Board has, in connection with such reviews, evaluated Allego’s business plan, its ability to execute on that business plan and, in particular, the financing needs associated with its implementation.

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From time to time following the de-SPAC Closing, third parties contacted Allego to discuss a variety of potential strategic transactions, including acquisitions and financing arrangements. In an effort to strengthen Allego’s liquidity position and ensure the ability to fully fund its business plan, in the spring of 2023 Allego, with the assistance of a financial advisor, contacted a number of potential financing partners regarding a potential investment in Allego. Only one initial indication of interest was received, and by August 2023, that party indicated it was no longer interested in pursuing a transaction with the Company as a result of, among other things, certain of the Company’s contractual arrangements.

In a further effort to seek additional financing to ensure the funding of its business plan in full, in September 2023, the Company engaged Citigroup Global Markets Inc. (“Citi”) as its exclusive placement agent in connection with a potential private placement transaction involving equity in Allego. Separately, in light of, among other things, the Company’s ongoing need for additional financing to fund its business plan, the lack of success of the Company’s efforts to date in that respect, and the poor performance and low liquidity in the trading market for the Shares, Purchaser and Parent began to give preliminary consideration to potential alternatives for addressing the challenges faced by the Company, and in this regard retained Morgan Stanley & Co. International plc (“Morgan Stanley”) and Allen Overy Shearman Sterling LLP (“AOS”) as outside financial and legal advisors, respectively, to assist in these efforts.

In connection with that financing process, Citi contacted twenty-six potential investors, of which nine entered (or had previously entered) into confidentiality agreements with the Company, none of which included standstill provisions. Eight out of those nine potential investors received a management presentation, financial model, access to certain additional information and an opportunity to ask questions to management. Following that engagement, three parties (including Party D, an investment and operating company in the energy and infrastructure space) submitted indications of interest in financing transactions (the “Potential Financing Parties”) involving financing transactions for preferred equity and/or convertible notes. In addition to the Potential Financing Parties, Party A, a private equity firm, submitted a non-binding indication of interest to acquire all the outstanding Shares for US$2.00 per Share, in cash, as well as a EUR 125 million equity investment .

On December 20, 2023, the Board held a regularly scheduled meeting and discussed, among other things, the proposals that had been received from the Potential Financing Parties. Following discussion, the Board determined that it would be advisable for management and Citi to continue to work with the Potential Financing Parties to provide them the diligence needed to form firmer proposals. The Board also determined that Allego was not interested in pursuing a whole company sale transaction at that time and wanted to focus on a transaction that would provide the capital necessary to continue to execute on its business plan, and in any event the Board believed that the price included in Party A’s proposal did not represent sufficient value for shareholders at such time.

From January through March of 2024, Citi continued to work with the Potential Financing Parties to provide them with the information needed to present firmer proposals to the Company, and also contacted other potential investors to evaluate their interest in a financing transaction with the Company, five of whom entered into confidentiality agreements with the Company, none of which included standstill provisions. During that time and as a result of, among other things, Allego’s financial and operating results for the third quarter of 2023, as well as Allego’s declining share price, the willingness of the Potential Financing Parties to provide commitments of initial capital and/or preferred equity decreased. Only one Potential Financing Party remained actively engaged, but its proposal decreased from a US$150 million commitment at closing to a US$100 million commitment, which would not provide the Company’s desired certainty to fully fund its business plan until its projected financial results would be cash-flow positive.

In early March 2024, representatives of AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively the “Apollo Fund”) contacted representatives of Parent to discuss their shared interest in the Company, and in mid-March 2024 the parties held this discussion. In this discussion, the Apollo Fund generally introduced the idea of a potential take-private transaction involving the Company as a beneficial option for the Company and expressed general support for maintaining its investment in the Company following such potential take-private transaction, and Parent did not

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express a view as to the idea of a take-private transaction and did not mention its consideration of proposing a delisting of the Company.

On March 28, 2024, Purchaser submitted an unsolicited confidential proposal to the Board to acquire all of the Shares it did not already own through a tender offer at a price of US$1.40 per Share (representing a 5% premium to the closing price of US$1.33 per Share on March 27, 2024 and a 42% premium to the Company’s trailing 90-day volume-weighted average price), comprising part of a broader proposal providing for de-listing the Shares from the NYSE and de-registering the Shares under the Exchange Act (the “Initial Proposal”). The Initial Proposal provided (1) there would be no financing condition associated with the transaction, (2) there would be no minimum tender condition or regulatory approval condition for the proposed tender offer and (3) all holders of Shares who did not want to tender their Shares could continue to hold Shares in the private company that would exist following the delisting and deregistration. The Initial Proposal did not include or reference any sources of Purchaser’s financing for either the tender offer consideration or funding for Allego’s business plan, nor any rights for liquidity on a post-closing basis for non-tendering shareholders. Later that same day, Purchaser reached out to the Apollo Fund to advise them of the submission of the Initial Proposal and to enter into appropriate confidentiality arrangements to permit further discussions between Purchaser and the Apollo Fund regarding the Initial Proposal to the extent desirable.

On April 2, 2024, the Board held a special meeting via videoconference, which was attended by representatives of NautaDutilh N.V. (“NautaDutilh”) and Weil, Gotshal & Manges LLP (“Weil”), Allego’s respective Dutch and U.S. legal counsels, to discuss process and next steps regarding the Initial Proposal. The representatives of NautaDutilh discussed with the Board their fiduciary duties under Dutch law, including in connection with evaluating a proposal made by a controlling shareholder with representatives on the Board. As a result of conflicts of interest of certain members of the Board in connection with evaluating the Initial Proposal, the Board formed an Independent Transaction Committee consisting of Christian Vollmann, Patrick Sullivan and Ronald Stroman, each of whom was an independent director and disinterested in the transactions proposed in the Initial Proposal. The Independent Transaction Committee was vested with the power to commence, manage and supervise a process to solicit and evaluate Purchaser’s proposal and alternative business proposals aimed at furthering the sustainable success of Allego’s business and creating long-term value for Allego’s shareholders and other stakeholders. Following the establishment of the Independent Transaction Committee, the directors not on the Independent Transaction Committee departed the meeting, and the Independent Transaction Committee discussed next steps with the representatives of NautaDutilh and Weil, including with respect to the selection of independent financial advisors for the Independent Transaction Committee, as well as an initial evaluation of the terms of the Initial Proposal.

On April 4, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of NautaDutilh, Weil and Citi, to discuss in more detail with Citi the status of the on-going financing transaction discussions with the Potential Financing Parties, as well as any other indications of interest in a financing transaction that might be forthcoming. Citi updated the Independent Transaction Committee with respect to the current status of discussions with potential financing sources, including Party A, Party B, a pension fund, Party C, a private equity fund and Party D, who had expressed an interest in potentially reengaging. Citi discussed with the Independent Transaction Committee that, in connection with its ongoing financing transaction mandate, it had previously requested interested parties provide their indications of interest prior to the upcoming regularly scheduled Board meeting on April 17, 2024. The Independent Transaction Committee discussed with Citi whether there were any additional parties that had not already been approached that should be contacted, particularly in light of receipt of the Initial Proposal, as well as the likely timetable for pursuing any such transaction, and determined that, if just looking for a financing transaction for a public company, there likely were not additional parties to approach, but that if the transaction structure changed and Allego would entertain a take-private transaction or other change-in-control transaction, then there might be additional parties who would express interest. The Independent Transaction Committee then discussed with the representatives of NautaDutilh, Weil and Citi initial views with respect to the Initial Proposal, including (1) the low premium represented by the terms, (2) the fact that Purchaser was not intending to initiate buy-out

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proceedings of any shareholder who did not tender in the tender offer, but had not provided any means of future liquidity opportunities for such shareholders, (3) the absence of any details on how Purchaser intended to finance the payment of any offer consideration, and (4) the absence of any commitment to fund the Company’s business plan. The Independent Transaction Committee requested that the representatives of NautaDutilh, Weil and Citi prepare an initial set of clarifying questions to provide to Purchaser to better understand the terms of their offer, while Citi would continue to progress the existing discussions with the Potential Financing Parties, and seek to determine whether, in connection with their upcoming proposal submissions, any would be interested in acquiring the Company in full or in a delisting transaction.

On April 6, 2024, counsel for Party A contacted representatives of Weil to discuss certain legal and structural matters that Party A was considering in advance of potentially submitting a proposal for a business combination with the Company. No economic terms were discussed during that call, but counsel for Party A indicated that any proposal from Party A would likely require a significant roll-over of equity from Purchaser in the post-transaction company.

On April 8, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of management, to discuss potential independent financial advisors. Following discussion, the Independent Transaction Committee determined to reach out to two additional firms with expertise in the electric vehicle charging industry and solicit proposals from them.

On April 12, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of Citi, NautaDutilh and Weil, to discuss updates regarding discussions with Parties A, B and C, as well as next steps with respect to the Initial Proposal. Citi discussed with the Independent Transaction Committee that (1) Party A was continuing to do due diligence, but appeared to be preparing an offer that would provide new equity funding for the Company, but also require a significant equity rollover from Purchaser, and representatives from Weil discussed with the Independent Transaction Committee that such a structure was consistent with the discussions they had had with representatives of Party A’s counsel, (2) Party B was continuing to evaluate its proposal and expected to submit a proposal within the next few days and (3) current discussions with Party C indicated that they would similarly be making an offer that would require significant continued ownership by Purchaser, as well as an equity commitment with respect to Allego’s funding needs. Party D had informed Citi that it was still discussing matters internally and would reconvene in due course, but never reverted to Citi or the Company. The Independent Transaction Committee then discussed with the representatives of NautaDutilh, Weil and Citi next steps with respect to the Initial Proposal, and requested that Citi contact Morgan Stanley to seek clarification on key questions arising from the Initial Proposal, including how Purchaser proposed funding both the tender offer and Allego’s business plan, how it had determined the offer price set forth in the Initial Proposal, and what its plans were with respect to post-closing governance and liquidity rights for shareholders who did not tender their shares.

On April 15, 2024, Party B submitted to the Independent Transaction Committee a non-binding indicative offer for a potential investment in Allego for an aggregate amount of EUR 505 million for the purpose of de-listing the Company and fully funding its business plan (the “Party B Proposal”). Specifically, the Party B Proposal provided that Party B (1) would acquire 66.7% of the Shares held by E8 and all of the outstanding Shares not owned by Purchaser or E8, in a transaction led by Purchaser, E8 and Party B, and (2) commit EUR 350 million of additional equity or quasi-equity financing (primary capital) to fund Allego’s capital expenditure needs through December 31, 2027. Party B indicated it was also willing to fund an additional EUR 100 million if Allego’s future development so required. The Party B Proposal reflected that the price per Share of both the share acquisitions, as well as any such equity commitment, was US$2.53 per Share and that it expected governance and liquidity terms to be commensurate with those of a co-controlling shareholder. As a result, Party B sought to prioritize a discussion with Purchaser and work to immediately agree on terms of a shareholder agreement.

Also on April 15, 2024, representatives of Citi and Morgan Stanley discussed Allego’s initial questions regarding the Initial Proposal, and Morgan Stanley indicated that Purchaser would revert with its responses in due course.

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On April 16, 2024, Purchaser submitted to the Independent Transaction Committee responses to the Independent Transaction Committee’s questions regarding the Initial Proposal (the “Responses”). With respect to the questions regarding funding, Purchaser reiterated its historical support of Allego’s funding needs since its initial investment in 2018, that it was committed to continue supporting Allego’s platform once it was private, that it did not need third party capital to fund Allego’s business and, once private, Purchaser had the ability to invest to support the roll-out of Allego’s business plan, but did not include any specific funding commitments with respect to Allego’s business. Purchaser did confirm that it had sought and received credit approval from its lenders to fund any offer consideration required. The Responses also clarified that its US$1.40 offer price took into account, among other things, the fact that Allego’s share price had declined significantly over the preceding 6-12 months, that Allego had limited liquidity and that such price represented a significant premium to then-current share prices. In addition, the Responses confirmed Purchaser (1) would not initiate buy-out proceedings for any shareholders who wanted to remain invested in the Company, (2) did not intend to propose changes to the Board after the delisting and (3) would be open to discussing with the Independent Transaction Committee preferred access to liquidity for non-tendering holders post-closing.

On April 17, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of NautaDutilh and Weil, to discuss the Responses and next steps with respect to Purchaser’s offer, as well as selecting an independent financial advisor to advise the Independent Transaction Committee.

On April 17, 2024 and April 18, 2024, the Board held its regularly scheduled meetings, during which there were no discussions of a potential transaction with Purchaser or the ongoing efforts to secure financing transactions.

On April 18, 2024, the Independent Transaction Committee, together with representatives of NautaDutilh and Weil, met with representatives of UBS Securities LLC (“UBS”) to discuss engaging UBS as an independent financial advisor to the Independent Transaction Committee. Following UBS’s presentation to the Independent Transaction Committee, the Independent Transaction Committee determined to engage UBS as its independent financial advisor as a result of, among other things, UBS’s reputation, qualifications, experiences in financing transactions, and mergers and acquisitions in the electric vehicle charging industry and familiarity with Allego and the industry in which Allego operates, which engagement was subsequently formalized in an engagement letter dated June 5, 2024. The Independent Transaction Committee also determined that Citi would continue to liaise directly with Parties A, B, C and D to ensure a smooth and efficient process, but that UBS would liaise with Citi on behalf of the Independent Transaction Committee.

On April 19, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of NautaDutilh and Weil, to discuss next steps with respect to the Party B Proposal and, in particular, Party B’s expectation of having discussions with Purchaser quickly to determine whether Purchaser would be amenable to such a transaction and partnership with Party B. Following discussion, the Independent Transaction Committee determined that Citi should engage with Party B, provide it with certain additional diligence materials, including an updated business plan and forecasted financial information reflecting the Company’s actual financial performance for 2023 (which forecasts are the Financed Forecasts, that are described in more detail under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” in this Schedule 14D-9) and, subject to Party B reconfirming the terms of its proposal following that additional diligence, would facilitate a discussion with Purchaser. The Independent Transaction Committee also determined that Citi should contact Party A and Party C to inform them that the Independent Transaction Committee was in receipt of transaction proposals and was evaluating them, so if they wanted to submit proposals to the Independent Transaction Committee, they should do so quickly. Party C was subsequently provided the Financed Forecasts.

On April 22, 2024, representatives of Citi relayed the message to representatives of Party B, who agreed to have a diligence session with management and receive the updated financial information, but emphasized that it was critical from their perspective to directly connect with Purchaser quickly, as they wanted to ensure there was alignment on their proposal before they were willing to engage with advisors and increase their expenditures.

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On April 26, 2024, representatives of Citi and management held a diligence call with representatives of Party B and discussed, among other things, the Company’s financial performance for fiscal year 2023 and the capital needs of Allego’s business plan. The representatives of Party B informed Citi and management that they would review the additional information and revert.

On April 30, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss feedback that had been received from Parties A, B and C. The representatives of UBS discussed with the Independent Transaction Committee that management had held two meetings with Party B, centered around the impact of the shortfall in charging station deployment in 2023 and the impact that would have on Allego’s business plan. The representatives of UBS also discussed with the Independent Transaction Committee the fact that Party A had informed Citi that, as a result of the impact of the Company’s 2023 financial performance on its business plan, as well the Company’s potential challenges with covenant compliance in its financial instruments, Party A would not be submitting a proposal. In addition, representatives of UBS informed the Independent Transaction Committee that Party C had reconfirmed to Citi that it intended to submit a proposal within the week. In order for the Independent Transaction Committee to evaluate the Initial Proposal and each other proposal received from Party B or Party C, the Independent Transaction Committee discussed with representatives of UBS, NautaDutilh and Weil that management should prepare a standalone business plan in which no financing transaction was consummated, so that the Independent Transaction Committee could compare any proposals to such business plan.

On May 3, 2024, following entry into a standard non-disclosure agreement and consistent with discussions between the parties in April, Purchaser sent to the Apollo Fund a draft of a simple agreement pursuant to which the Apollo Fund would commit not to tender its Shares in the Offer. Thereafter, from time to time throughout May and the first half of June 2024, representatives of Purchaser and the Apollo Fund discussed and negotiated the terms of the Non-tender Agreement and the Apollo Fund’s rights as a minority equityholder following the closing of the proposed transaction.

On May 6, 2024, Party B submitted to the Independent Transaction Committee an updated non-binding indicative offer (the “Revised Party B Proposal”). Specifically, following review and analysis of the additional due diligence and management access given to Party B since delivery of the Party B Proposal, the Revised Party B Proposal reflected a per Share price of US$2.38, rather than US$2.53 (which represented a premium of 86% from the closing share price on May 3, 2024), which resulted in a total commitment of EUR 494 million, rather than EUR 505 million, with all other terms of the Party B Proposal remaining unchanged. The Revised Party B Proposal reiterated Party B’s request that it be allowed to engage with Purchaser and E8 in a short timeframe to find a common position for the key terms of the anticipated shareholders’ agreement, as its offer was conditioned both on a co-control structure with Purchaser following closing, as well as E8 being willing to sell the requested Shares.

On May 8, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss, among other things, management’s standalone projections prepared to reflect no additional funding, as well as the Revised Party B Proposal. The Independent Transaction Committee discussed the updated business plan with the representatives of UBS and, following deliberation and discussion, determined that UBS would have a follow-up discussion with management to better understand certain assumptions, including as to the impact to the business plan of Project Faolan, a commercial project in discussion between Allego and Purchaser that would enable Allego, through its affiliate, to develop, operate and maintain certain charging sites in Germany, as well as the implied market share gains that the Company projected in the medium and long term (the financial forecasts related thereto are referred to as the Standalone Forecast and are described in more detail under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” in this Schedule 14D-9). The Independent Transaction Committee then discussed with the representatives of UBS, NautaDutilh and Weil the Revised Party B Proposal, including the fact that Party B had reconfirmed a per Share value of US$2.38, and that Party B was highly focused on direct engagement with Purchaser regarding its offer. The Independent Transaction Committee discussed and considered the valuation of Allego implied by the Revised Party B

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Proposal, the benefits and risks of such a potential transaction, including as compared to other potential transactions and Allego’s ability to continue to execute its business plan, the ability to consummate such a transaction if Purchaser was not supportive and next steps in respect of engagement with Purchaser regarding the Revised Party B Proposal. Following discussion and deliberation, the Independent Transaction Committee directed UBS to continue to push Morgan Stanley on the open points in Purchaser’s proposal regarding specificity around its plans for minority shareholders and a commitment to fund Allego’s business plan, while also remaining engaged with Party B, but waiting to facilitate discussions between Party B and Purchaser until Party C’s proposal has been received, which Party C continued to indicate would be delivered shortly, to be better able to present available alternatives.

On May 10, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the standalone “no funding” business plan and the communications with Parties B and C and Purchaser. Following discussion and deliberation, the Independent Transaction Committee directed UBS to work with management to refine the standalone business plan to assume, no new financing being obtained so that the plan reflects just the Company’s projections on a standalone basis and growing only through cash flow from its own operations with implied medium and long term market share developments in line with the adjusted growth. The representatives of UBS then discussed with the Independent Transaction Committee that there was a call scheduled with Morgan Stanley for the following day to discuss Purchaser’s proposals for funding the business plan and plans for minority shareholders, with the expectation that there would then be a meeting with Purchaser the following week. Following discussion and deliberation, since a proposal from Party C was still expected, the Independent Transaction Committee determined to wait to receive and evaluate that proposal before connecting Party B with Purchaser so as to be able to discuss all the available alternatives with Purchaser.

On May 13, 2024, Party C provided a high-level proposal indicating that it believed Allego should be delisted but had not settled on an offer price and was interested in exploring a transaction where all new charging sites would be developed through a new special purpose vehicle into which Party C would invest US$400 million in exchange for majority ownership in that vehicle (the “Party C Proposal”). The Party C Proposal also indicated that Party C’s capital would not be used to repay Allego’s existing debt, but above a certain internal rate of return threshold, it was open to sharing with Allego the upside of economics at the new special purpose vehicle, while also paying Allego a fee to operate and maintain the sites.

Later on May 13, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss current communications with Purchaser, Party B and Party C. After discussion and deliberation, during which the Independent Transaction Committee discussed with its advisors the fact that the concept of the Party C Proposal did not address a number of issues facing the Company, including its leverage levels, and did not provide sufficient details to fully analyze the proposal, the Independent Transaction Committee directed UBS to ask Citi to request further details on key points from Party C. The Independent Transaction Committee also requested that UBS provide an update to the Independent Transaction Committee following the call that had been scheduled with Purchaser and Morgan Stanley for May 16, 2024 in order to receive the answers to the questions discussed at the May 8, 2024 Independent Transaction Committee meeting. In addition, the Independent Transaction Committee instructed its advisors to provide Purchaser with the Party B Proposal and the Revised Party B Proposal, given Party B’s insistence on confirming alignment with Purchaser before it was willing to move forward. On May 16, 2024, the Company’s financial advisor relayed the communication to Party C.

On May 16, 2024, representatives of UBS discussed with representatives of Purchaser and Morgan Stanley questions that the Independent Transaction Committee had with respect to the terms of the Initial Proposal, including seeking clarity on Purchaser’s plans to fund Allego’s business plan and plans regarding minority shareholders. During that discussion, Purchaser reconfirmed (1) it had obtained confirmed funding to pay the offer consideration to any shareholders who wanted to participate in the tender offer, (2) it did not contemplate any buy-out proceedings or other squeeze-out transactions for minority shareholders and (3) it was open to

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discussing certain future minority exit or liquidity rights, including preemptive rights, no restrictions on transfer, a commitment to run a best efforts sale process for minority shareholders two years following the closing, and a priority tag right for holders of less than 5% of Allego’s share capital. In addition, during the discussion, representatives of Purchaser confirmed that they were willing to underwrite up to EUR 300 million in equity or equity-like financing from the Meridiam Fund, which should enable the Company to then utilize the EUR 150 million accordion feature under its existing credit facility and, as a result, obtain the full financing required by its business plan (collectively, the “May 16 Proposal”).

On May 17, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the May 16 Proposal. The representatives of UBS discussed the details of the May 16 Proposal with the Independent Transaction Committee, including the fact that Purchaser was open to discussing minority shareholder protections around governance and future liquidity, and the development regarding a willingness to commit to funding what Purchaser understood to be the amount needed to fund Allego’s business plan. The Independent Transaction Committee also discussed with its advisors next steps with respect to responding to Purchaser. Following discussion and deliberation, the Independent Transaction Committee instructed its advisors to prepare a proposal regarding minority shareholder protections and to have Allego management provide Purchaser with the updated business plan that had also been shared with Party B, so that Purchaser’s funding commitment would align with the needs set forth in that plan.

On May 19, 2024, Purchaser submitted a response to the Independent Transaction Committee regarding its review of the Party B Proposal and the Revised Party B Proposal, in which it informed the Independent Transaction Committee that it strongly believed in the growth potential of Allego and, as such, in its capacity as a shareholder of Allego was not interested in selling its Shares, nor was it interested in entertaining any proposals to partner with third parties in connection with an investment to fund the business plan (the “May 19 Position”). Instead, as communicated in the May 16 Proposal, it is willing to devote more resources and capital so long as Allego would delist and remain a private company. Purchaser also highlighted certain concerns associated with the Revised Party B Proposal, including the fact that, under commercial arrangements entered into with E8, E8 would receive a significant portion of the funds being committed by Party B, whereas the terms of the May 16 Proposal would trigger no such payment, and the Company would receive the entirety of the committed funds. In addition, Purchaser requested a formal response to the May 16 Proposal by May 28, 2024.

On May 22, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the May 19 Position and the path forward with respect to both Party B and Purchaser. In particular, the Independent Transaction Committee discussed with its advisors the fact that the May 19 Position would likely render impossible any alternative transaction, as no potential acquirer would be willing to sign a transaction agreement with a company that has a controlling shareholder, if that shareholder was not supportive of the transaction. The Independent Transaction Committee and its advisors then discussed the fact that there were upcoming calls scheduled between NautaDutilh, Weil and AOS, to discuss the structure of the May 16 Proposal, as well as a call between UBS and Morgan Stanley to better understand the valuation proposed by Purchaser, and that the Independent Transaction Committee’s advisors were working on a proposal for minority shareholder protections to be presented to Purchaser. In addition, after discussion and deliberation, the Independent Transaction Committee directed its advisors to inform Party B that Purchaser had informed the Independent Transaction Committee that it was not a seller and was not interested in entertaining any proposals to partner with third parties in connection with this investment and, instead, was securing funding for the Company on its own. Shortly following the meeting, at the Independent Transaction Committee’s direction Citi conveyed such message to Party B.

On May 23, 2024, representatives of UBS and Morgan Stanley had a call to discuss, among other things, the financial model and valuation methodologies being used by Purchaser, and on May 24, 2024, representatives of AOS and representatives of NautaDutilh and Weil had a call to discuss, among other things, clarifications regarding certain of the terms of the May 16 Proposal.

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On May 27, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss a response to the May 19 Position. The Independent Transaction Committee discussed with its advisors the draft term sheet that had been prepared to send to Purchaser providing, among other things, a commitment by the Meridiam Fund of at least EUR 300 million to purchase equity in the Company at the same price Purchaser was offering to holders of Shares in the tender offer, and certain governance and post-closing liquidity rights for shareholders who did not tender their Shares, including maintaining the current Board composition, including at least three independent directors, customary lock-up provisions for Purchaser, priority tag-along rights for minority shareholders (whereby they could sell all their Shares in event of a full or partial sale by Purchaser of its Shares) and an annual put right for minority shareholders at fair market value (determined by reference to the higher of (1) the highest per Share price implied by any capital raising or secondary transaction in the preceding year and (2) the price per Share implied by Parent’s investment in Allego and reported to its limited partners). The Independent Transaction Committee also discussed with its advisors the strategy with respect to increasing the per Share price of Purchaser’s offer, particularly in light of the Revised Party B Proposal and the fact there were likely to be shareholders who would not be able to remain invested in a private Dutch company. Following discussion and deliberation, the Independent Transaction Committee instructed its legal advisors to send the draft term sheet to AOS, and instructed UBS to discuss valuation with Morgan Stanley. Following the Independent Transaction Committee meeting, representatives of NautaDutilh sent the term sheet to AOS.

Also on May 27, 2024, Party C provided Citi certain responses to the clarifying questions previously asked of them, but acknowledged that it had not yet conducted full due diligence. Party C also indicated its desire that Purchaser and E8 roll over their interests in the Company to the greatest degree possible and an expectation of co-control in the structure. Following receipt of those responses, and in light of the May 19 Position, no further discussions were had with Party C.

On May 29, 2024, representatives of UBS and Morgan Stanley had a call to discuss, among other things, the valuation methodology that had been used to provide the US$1.40 per Share offer price provided in the Initial Proposal and the diligence information that had been provided to Party B that supported the Revised Party B Proposal, which reflected a superior valuation to Purchaser’s proposal. The representatives of Morgan Stanley agreed that they would review the additional diligence material, although they noted that the Revised Party B Proposal had been a non-binding initial indication of interest that still required significant time and due diligence and there was no certainty of ultimate value.

On May 30, 2024, AOS sent a revised draft of the term sheet to NautaDutilh and Weil reflecting, among other things, (1) a commitment by the Meridiam Fund of up to EUR 300 million, but not committing to that amount being invested in equity of the Company (and, instead, indicating it could be a convertible mezzanine instrument), (2) an agreement to maintain the Company’s existing Board and governance structure, and (3) certain liquidity rights for minority shareholders who held less than 5% of the outstanding Shares, including no restrictions on selling their Shares following closing, a priority tag-along right in the event of sales of Shares by Purchaser and a commitment to have the Company organize a minority or partial sale process on a “best efforts” basis within the following two years, with priority given to such minority shareholders (the “May 30 Proposal”). Purchaser and its representatives confirmed that they would not entertain a “put” right for the benefit of minority shareholders. At the same time, AOS also sent an initial draft of a transaction framework agreement.

On May 31, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the May 30 Proposal, including that (1) the May 30 Proposal included a commitment of “up to” EUR 300 million, rather than “at least” EUR 300 million, which would be what was needed in order to fund Allego’s business plan, (2) such amount could be funded through mezzanine funding, rather than an equity purchase, but that the May 30 Proposal did not include specifics as to the terms and dilutive effects of such financing, (3) Purchaser stated it would not entertain a put right and the implications of that for minority shareholders, and (4) Purchaser maintained its perspective that the minority shareholder protections only applied to holders of less than 5% of the Company’s share capital.

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Following discussion and deliberation, the Independent Transaction Committee determined that Purchaser needed to confirm the amount of its equity commitment and the material terms thereof so it could be fully evaluated, as well as to address the issue of an “interim” liquidity opportunity for minority shareholders if they were not willing to include a put right. Following the meeting, Mr. Vollmann communicated the same to Purchaser, and a call was scheduled between the members of the Independent Transaction Committee and representatives of Purchaser for June 4, 2024.

On June 4, 2024, the members of the Independent Transaction Committee and Messrs. Emmanuel Rotat, Partner and Chief Financial Officer of Parent and Guyve Sardari, Partner and Executive Director of Parent met to discuss the terms of the May 30 Proposal. During the discussion, the members of the Independent Transaction Committee conveyed the importance of (1) improving the US$1.40 per Share offer, as it did not reflect sufficient value for shareholders, (2) providing clarity around the amount, terms and structure of the equity commitment being made by Purchaser and (3) ensuring minority shareholders have an organized liquidity opportunity prior to the time Purchaser decides to sell its Shares.

On June 6, 2024, Purchaser conveyed an updated proposal to the members of the Independent Transaction Committee reflecting, among other things, (1) a commitment of EUR 310 million to provide equity or equity-like funds, in addition to a funding commitment in respect of Project Faolan, conditioned on the delisting of the Company, to be available in three tranches (at least EUR 150 million in 2024, at least EUR 150 million in 2025 and the balance in 2026), (2) the financing instrument would qualify as equity for the Company’s credit facilities but would take the form of a convertible bond, with interest to be paid in kind (not cash), with the maturity being 5 to 7 years and the Meridiam Fund having the option to convert the instrument into Shares at a 10% discount to a third party valuation, with an option for the Company to redeem early after three years and the possibility to repay in cash if a minimum IRR is guaranteed to Purchaser and / or redeem at maturity either in cash or Shares with a minimum IRR guaranteed to Purchaser, (3) the minority shareholder protections would not apply to existing shareholders that currently held in excess of 5% of the outstanding Shares and would include, in addition to no restrictions on transfer and priority tag-rights, a firm commitment to organize an auction process within 18 months following the closing of the transactions, and Purchaser would commit to sell its Shares to the extent required for the auction to be able to sell a minimum of 5% of Allego’s share capital, and the organization of another liquidity event before December 31, 2027, with priority rights for minority shareholders. and (4) an increased offer price for the tender offer of US$1.50, representing a 100% premium to the closing share price as of June 5, 2024 (collectively, the “June 6 Proposal”). Following delivery of the June 6 Proposal, the members of the Independent Transaction Committee and Messrs. Rotat and Sardari discussed the terms of the June 6 Proposal, and clarified, among other things, that the PIK interest rate applicable to the convertible bonds would be 15% with a conversion option for Purchaser at a 10% discount to a third party valuation (in case of a liquidity event), with a resulting IRR of 15% if paid in cash and that Purchaser was confirming the status and timing of Project Faolan to see whether the financing commitment for that project could be accelerated.

Later on June 6, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the June 6 Proposal and subsequent call with Messrs. Rotat and Sardari, including the disparate treatment of minority shareholders, the terms of the financing proposed and the belief that US$1.50 per Share, while representing a meaningful premium to the current Share price, still did not represent sufficient value for shareholders, particularly those who would not be able to or who would not want to remain invested in Allego as a private Dutch company.

Later on June 6, 2024, Purchaser provided an additional update to the June 6 Proposal, which involved a commitment for Project Faolan to be executed between signing and closing of the transactions contemplated by the June 6 Proposal to provide immediate liquidity for Allego, and that there would be no restrictions on the minority shareholders who would receive the benefit of the liquidity rights following closing.

On June 7, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the updates provided by Purchaser on its

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June 6 Proposal, including the terms of the financing offered by Purchaser, and how they compared to proposals Allego had received the prior year when soliciting financing alternatives, the continued belief that US$1.50 did not represent sufficient value for shareholders, as well as the meaningful improvements that had been made by Purchaser in terms of providing liquidity rights to minority shareholders following the closing. Following discussion and deliberation, the Independent Transaction Committee determined it would revert to Purchaser with a counterproposal to increase its offer price to US$1.70 per share. Shortly following the meeting, the members of the Independent Transaction Committee conveyed the same to Purchaser.

Later on June 7, 2024, Purchaser informed the members of the Independent Transaction Committee that it was willing to accept the counterproposal of an offer price of US$1.70, so long as both parties committed to working quickly towards execution of definitive documents, with an aim of announcing a transaction on June 14, 2024, particularly in light of the Company’s liquidity needs.

On June 8, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the next steps and process associated with moving forward with Purchaser’s offer.

On June 9, 2024, AOS sent to NautaDutilh and Weil an updated draft of the transaction framework agreement which, among other things, (i) did not provide for the commitment to fund Project Faolan, (ii) did not include a requirement to maintain independent directors on the Board following closing, (iii) did not provide for the maintenance of the minority shareholder protections in the event Purchaser sold all or substantially all its shares or all or substantially all the assets of Allego, (iv) included a provision that if the Independent Transaction Committee changed its recommendation with respect to the transaction, Allego could terminate the agreement so long as it had provided Purchaser with certain matching rights and paid a termination fee (the amount to be determined), (v) provided that the convertible bonds would have compounding interest and (vi) did not include the ability of minority shareholders to enforce their minority shareholder protections.

On June 11, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the revised draft transaction framework agreement prepared by NautaDutilh and Weil and, following discussion and deliberation, authorized NautaDutilh and Weil to finalize their comments to the draft transaction framework agreement and distribute it back to Purchaser and AOS.

Later on June 11, 2024, Weil sent to AOS a revised draft transaction framework agreement which, among other things, (i) provided for the commitment to fund Project Faolan, (ii) included a requirement to maintain at least three independent directors on the Board following closing, (iii) provided for the maintenance of the minority shareholder protections in the event Purchaser sold all or substantially all its shares or all or substantially all the assets of Allego, (iv) removed the ability of the Company to terminate the agreement in the event of a superior proposal and the right of Purchaser to receive a termination fee, (v) provided that the convertible bonds would not have compounding interest and (vi) included the ability of minority shareholders to enforce their minority shareholder protections.

On June 12, 2024, the Board held an informal update call, which representatives of Weil and NautaDutilh attended, to provide an update to the Board on the process of moving forward with potentially announcing a transaction, as well as the approvals that would be required. This meeting was held for informational purposes only. Although certain questions were raised by Board members, which were answered by legal counsel, no deliberations or decision-marking occurred.

From June 12, 2024 to June 15, 2024, representatives of AOS, NautaDutilh, Weil, Purchaser and the Independent Transaction Committee worked to resolve the open points in the draft transaction framework agreement.

On June 14, 2024, in connection with executing Project Faolan, the Meridiam Fund caused a special purpose vehicle that is wholly-owned by Parent to enter into a Development and Installation Contract and an Operation

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and Maintenance Agreement with an affiliate of Allego in order for such affiliate to develop, operate and maintain certain charging sites in Germany in connection with Project Faolan.

On June 16, 2024, the Independent Transaction Committee held a meeting by videoconference, which was attended by representatives of UBS, NautaDutilh and Weil. During the meeting, the Independent Transaction Committee and its financial and legal advisors reviewed the history of negotiations with Purchaser and the terms of the draft transaction framework agreement, which had been circulated to the Independent Transaction Committee in advance of the meeting. Representatives of UBS reviewed with the Independent Transaction Committee UBS’s financial analyses of the offer consideration provided for in the proposed transaction framework agreement. Thereafter, representatives of UBS rendered UBS’s oral opinion, which was subsequently confirmed by delivery of its written opinion, to the Independent Transaction Committee on June 16, 2024, that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters described in its opinion, the offer consideration provided for in the transaction framework agreement is fair, from a financial point of view, to holders of Shares (other than Purchaser and its affiliates). For more information, see Item 4 under the heading “Opinion of the Independent Transaction Committee’s Financial Advisor”.

Following further discussion and deliberation, including taking into account the factors described below in greater detail in Item 4 under the heading “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” the Independent Transaction Committee unanimously recommended to the Board to (a) determine that, on the terms and subject to the conditions set forth in the transaction framework agreement, the transactions contemplated thereby are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approve the execution of the transaction framework agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the transactions on the terms and subject to the provisions of the transaction framework agreement.

On June 16, 2024, following the Independent Transaction Committee meeting, the Board held a meeting by videoconference, which was attended by representatives of UBS, NautaDutilh and Weil. During the meeting, the Independent Transaction Committee’s financial and legal advisors reviewed the history of negotiations with Purchaser and Mr. Vollmann informed the Board that the Independent Transaction Committee had resolved to recommend to the Board that it approve the transactions contemplated by the Transaction Framework Agreement. Representatives of UBS informed the Board that it had provided its oral opinion to the Independent Transaction Committee, which would be subsequently confirmed by delivery of its written opinion, that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters described in its opinion, the offer consideration provided for in the Transaction Framework Agreement is fair, from a financial point of view, to holders of Shares (other than Purchaser and its affiliates). Representatives of NautaDutilh then reviewed with the Board their fiduciary duties in the context of their consideration of the potential transaction, including in respect of any actual or potential conflicts of interest that might arise. Representatives of NautaDutilh then reviewed with the Board the principal terms of the draft Transaction Framework Agreement, which had been provided to the Board in advance of the meeting. Following that review, the Recused Directors recused themselves from the discussions and deliberations of the Board, and the representatives of UBS also departed the meeting. The Board then discussed with the remaining members of the Board, which were the same individuals comprising the Independent Transaction Committee, the rationale for the potential transaction, the valuation implied by the offer consideration, the ability of shareholders to participate in the value and opportunities of the Company after the tender offer if they chose not to tender their Shares, the minority shareholder protections that had been negotiated for the benefit of those shareholders, and the risks associated with consummating the potential transaction.

Following further discussion and deliberation, including taking into account the factors described below in greater detail in Item 4 under the heading “Reasons for the Offer and the Transactions; Fairness of the Offer and

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the Transactions” the Board (other than the Recused Directors) unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the transactions contemplated thereby are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolved, that the Company pursue the transactions on the terms and subject to the provisions of the Transaction Framework Agreement. Thereafter the parties thereto entered into the Transaction Framework Agreement and the Non-tender Agreement.

Before the opening of financial markets in New York on June 17, 2024, Allego and Purchaser issued a joint press release announcing the execution of the Transaction Framework Agreement.

11.	Purpose of the Offer and Plans for Allego

Purpose of the Offer. We proposed to the Company that the Board make a decision to pursue and effect the Delisting and Deregistration. We made the proposal as we are convinced that being a publicly traded company impedes the Company’s ability to access capital it needs to continue its growth plan, and that the Delisting would enable the Company to secure access to financing at much more attractive terms and therefore de-risk (and potentially even accelerate) the execution of its growth strategy, which would be in the best interest of all stakeholders, including the Unaffiliated Shareholders.

The rationale of the Offer is that having the Company operate without a listing on the NYSE (or any other stock exchange) is better for the sustainable success of its business and long-term value creation, as the disadvantages of the listing materially outweigh the benefits and the business can more successfully focus on the long-term following the Delisting, including pursuant to the following advantages:

(a)

increasing the Company’s ability to achieve its strategic goals in an accelerated time frame, as opposed to being driven by short-term performance dictated by periodic reporting and market expectations;

(b)

the understanding that the current listing prevents the Company from accessing the required capital to fund its growth, while the absence of the listing would allow the Company to benefit from a broader range of more favorable options to fund its development and enhance its ability to pursue and accelerate its strategy and ambitious growth plan;

(c)	the ability of the Company to achieve an efficient capital structure (both from a financing and capital requirements perspective);

(d)	the Delisting and Deregistration will result in cost savings;

(e)	the placement of the Company in a better position to, in a private setting, compete with well-capitalized, non-listed peers; and

(f)

the ability of shareholders of the Company to either (i) continue to participate as investors in the Company and benefit from enhanced value creation over time; or (ii) exit the Company with immediate liquidity at a fair value that is a premium to recent market prices for the Shares.

We are making the Offer for all Shares not already owned by Purchaser or its affiliates solely to provide an exit opportunity and immediate liquidity to Unaffiliated Shareholders that do not want to remain invested at a price that is a premium to recent market prices for the Shares before the Company effects the Delisting, which will cause the Shares to cease to be publicly traded.

As contemplated under the Transaction Framework Agreement, the Company will effect the Delisting as soon as possible after the Closing. As a result, we anticipate that there will not be an active trading market for the Shares following the Closing.

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In addition, once the Shares are no longer listed on the NYSE (or any European regulated market, European multilateral trading facility or similar regulated stock exchange operating in the United States of America or elsewhere), holders of record of Shares will only be able to transfer their Shares in accordance with Dutch law, pursuant to a Dutch notarial deed.

If you sell your Shares pursuant to the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth.

Plans for the Company. The transaction reaffirms Parent’s commitment to the long-term interests of the Company and its business. Following the consummation of the Offer and the Delisting, the business and operations of the Company will be continued substantially as they are currently being conducted by the management of the Company. As contemplated under the Transaction Framework Agreement, for a period of 24 months following the Delisting, unless prior approval of the Board, including the affirmative vote of at least two Disinterested Directors, is obtained, (i) Purchaser will support the current strategy of the Company and will not make substantial changes to the Company’s existing business plan, (ii) Purchaser will support the Company and its subsidiaries in serving its customers existing as of the date of the Transaction Framework Agreement, and (iii) there will be no material redundancies with respect to the workforce of the Company and its subsidiaries as a direct consequence of the Transactions.

Pursuant to the Transaction Framework Agreement, upon the consummation of the Offer, the Board will be composed of nine members (one executive and eight non-executive members), comprising the members of the Board as of June 16, 2024, plus Matthieu Muzumdar. For so long as any Shares continue to be held by holders that do not tender their Shares in the Offer (each, an “Unaffiliated Private Shareholder” and, collectively, the “Unaffiliated Private Shareholders”), the Board will comprise at least three Disinterested Directors.

Also pursuant to the Transaction Framework Agreement, Parent caused one of its managed investment funds to commit to invest €310,000,000 in the Company in three tranches of equity-like financing (through the Company issuing convertible bonds to Offeror (or an affiliate of Offeror, designated for that purpose by Parent and reasonably acceptable to the Company)) on the terms and subject to the conditions set forth in the Transaction Framework Agreement. See “The Tender Offer— Section 12—The Transaction Framework Agreement; Other Agreements—Meridiam Contribution.”

Unless otherwise provided in the Transaction Framework Agreement, from and after June 16, 2024, and for so long as any Shares continue to be held by any Unaffiliated Private Shareholder, the affirmative vote of at least two Disinterested Directors (or the affirmative vote of one Disinterested Director if there is no more than one incumbent Disinterested Directors at that time) will be required for the following actions by the Company: (i) issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to the Unaffiliated Private Shareholders (other than shares issued pursuant to Company Equity Plans or the issuance of shares in the capital of a subsidiary of the Company solely to the Company or another subsidiary of the Company); (ii) agreeing to or entering into any transaction with Purchaser, any direct or indirect shareholder of Purchaser or any other affiliated person of Purchaser, in each case, that is not on arm’s length terms; and (iii) taking any other action that prejudices the interests of, or is disproportionately adverse to, any Unaffiliated Shareholder.

Furthermore, as contemplated under the Transaction Framework Agreement, Purchaser commits to the Company that it will provide to the Unaffiliated Private Shareholders, certain liquidity arrangements, including a priority tag along right. See “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements—Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements.”

Except as provided above, we do not currently intend to propose changes to the composition of the Board or the Company’s management. To the knowledge of Purchaser and Parent, except for certain agreements described in the Schedule 14D-9, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser or the

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Company, on the other hand, existed as of the date of the Transaction Framework Agreement, and the Offer is not conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

12.	The Transaction Framework Agreement; Other Agreements.

The Transaction Framework Agreement.

The following summary of certain provisions of the Transaction Framework Agreement, and all other provisions of the Transaction Framework Agreement discussed herein, are qualified by reference to the Transaction Framework Agreement itself, which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Transaction Framework Agreement may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in “The Tender Offer—Section 8— Certain Information Concerning Purchaser and Parent.” Shareholders and other interested parties should read the Transaction Framework Agreement for a more complete description of the provisions summarized below. Capitalized terms used and not otherwise defined have the respective meanings set forth in the Transaction Framework Agreement.

This summary of the Transaction Framework Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The Transaction Framework Agreement contains representations, warranties, agreements and covenants that are the product of negotiations between the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties, agreements and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by (i) documents made publicly available by the Company on its website (including its investor website) prior to the date of the Transaction Framework Agreement and (ii) information contained in a data room made available to Purchaser and Parent prior to the date of the Transaction Framework Agreement. The representations, warranties, agreements and covenants in the Transaction Framework Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those relevant to security holders of Purchaser or the Company. In reviewing the representations, warranties, agreements and covenants contained in the Transaction Framework Agreement or any descriptions thereof in this Section 12, it is important to bear in mind that such representations, warranties, agreements and covenants or any descriptions thereof were not intended by the parties to the Transaction Framework Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties, agreements and covenants may have changed since the date of the Transaction Framework Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties, agreements and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, Purchaser and the Company publicly file.

The Offer. Purchaser has agreed to commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer as promptly as practicable after the date of the Transaction Framework Agreement, but in no event later than July 9, 2024.

Subject to the satisfaction or waiver by Purchaser (in accordance with the applicable law) of the conditions to the Offer, Purchaser has agreed to (a) at or as promptly as practicable following the Expiration Time, irrevocably accept for payment and (b) at or as promptly as practicable following the Acceptance Time, pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time.

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Purchaser expressly reserves the right at any time, in its sole discretion, to waive, in whole or in part, any Offer Conditions and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Transaction Framework Agreement, provided that, the Company’s prior written consent is required for Purchaser to: (i) decrease the Offer Consideration (except as otherwise expressly permitted by the Transaction Framework Agreement in the event that during the period between the date of the Transaction Framework Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction); (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholders; or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as otherwise provided in the Transaction Framework Agreement.

Conditions to the Offer. The conditions to the Offer are described in “The Tender Offer—Section 15—Certain Conditions of the Offer.”

Extensions of the Offer. In the Transaction Framework Agreement, the parties agreed that, unless extended as provided in the Transaction Framework Agreement or in accordance with applicable law, the Offer will expire at one minute after 11:59 p.m., New York City Time, at the end of the day on July 31, 2024, or such other time as the parties may mutually agree. Purchaser may extend the Offer to such other date and time as may be agreed in writing by Purchaser and the Company, and Purchaser may extend, or is required to extend the Offer in the following events:

•

Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof (including in connection with the SEC’s continuing review of the filings, including the Schedule TO, Schedule 13E-3 or the Schedule 14D-9), or the NYSE, applicable to the Offer or as may be required by any other court, authority or governmental entity; provided that, Purchaser will not be required to extend the Offer beyond October 1, 2024 (the “Long Stop Date”);

•

if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived (to the extent such waiver is permitted by applicable laws), Purchaser may extend the Offer for one or more consecutive increments of not more than ten business days per extension (with each such period to end at one minute after 11:59 p.m. (New York City time) on the last business day of such period) (or such other duration as may be agreed in writing by Purchaser and Company) until all of the conditions to the Offer have been satisfied or waived (to the extent such waiver is permitted by applicable laws); and

•	Purchaser may extend the Offer to such other date and time as may be agreed in writing by the Company.

Under no circumstance will interest be paid on the Offer Consideration in connection with the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

Financing. Prior to entering into the Transaction Framework Agreement, Purchaser provided the Company with documents evidencing Purchaser’s ability to pay the maximum aggregate Offer Consideration (See The Tender Offer—Section 9—Source and Amount of Funds”) and Parent has provided Company with documents evidencing that the Meridiam Fund will be able to pay the Meridiam Contribution (described below). The obtaining of any financing is not a condition to Purchaser’s obligation to complete the Offer.

The Delisting and Deregistration. As contemplated under the Transaction Framework Agreement, the Company will voluntarily delist the Shares from the NYSE as soon as possible after the consummation of the Offer. As soon as possible after the Delisting, provided that the Company has fewer than 300 holders of record, the Company will deregister the Shares and the suspension of its reporting obligations under Section 15(d) under the Exchange Act. The Company will take, or to cause to be taken, all actions, and do or cause to be done all things,

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reasonably necessary, proper or advisable to procure the Delisting and the Deregistration. Where reasonably necessary, proper or advisable to procure the Deregistration, Purchaser will cooperate with the Company to procure the Deregistration.

Faolan Project and Faolan Contribution. On June 14, 2024, the Meridiam Fund caused a special purpose vehicle that is (directly or indirectly) wholly-owned by Parent to enter into a Development and Installation Contract and an Operation and Maintenance Agreement with an Affiliate of the Company designated by the Company (the “Faolan Affiliate”) in order for the Faolan Affiliate to develop, operate and maintain certain charging sites in Germany (collectively, “Project Faolan”). As per the contractual payment schedule of Project Faolan, the Meridiam Fund shall pay to the Faolan Affiliate (i) an amount in cash equal to EUR 25,300,000 at the closing of Project Faolan; and (ii) an amount in cash equal to EUR 20,517,400 million on September 15, 2024.

Meridiam Contribution. As contemplated under the Transaction Framework Agreement, Parent will engage with existing or potential limited partners of the various Parent funds, to discuss the possibility of such parties committing to, subject to the Delisting becoming effective, making equity or equity-like financing available to the Company. Irrespective of the outcome of those discussions, the Meridiam Fund has committed to invest EUR 310,000,000 in three tranches of equity-like financing in the Company (through the Company issuing convertible bonds to Purchaser (or an affiliate of Purchaser, designated for that purpose by Parent and reasonably acceptable to the Company)) on the terms and subject to the conditions set forth in the Transaction Framework Agreement (the “Meridiam Contribution” and, together with the Offer, Delisting, Deregistration and Faolan Contribution, the “Transactions”). The Meridiam Contribution is conditional upon the completion of the (i) Consultation Procedure (as defined below), (ii) the Delisting and (iii) adoption by the Disinterested Directors of all resolutions required to consummate the Meridiam Contribution.

The long-form documentation with respect to the Meridiam Contribution will be mutually agreed by the Disinterested Directors and Purchaser in accordance with the following time schedule:

•

documentation related to the first tranche (convertible bonds with an aggregate principal amount of at least EUR 150,000,000 to be issued and subscribed and paid for by December 31, 2024) will be finalized prior to September 30, 2024;

•

documentation related to the second tranche (convertible bonds with an aggregate principal amount of at least EUR 150,000,000 to be issued and subscribed and paid for by December 31, 2025) will be finalized prior to September 30, 2025;

•

documentation related to the third tranche (convertible bonds with an aggregate principal amount of EUR 310,000,000 less the aggregate principal amounts of the first tranche and the second tranche to be issued and subscribed and paid for by December 31, 2026) will be finalized prior to September 30, 2026.

Absent an agreement between the Disinterested Directors and Purchaser to the contrary, the definitive terms and conditions of the long-form documentation for the second and third tranches of convertible bonds will be on the same terms and conditions as the first tranche of convertible bonds.

The convertible bonds (unless previously redeemed or purchased and cancelled) will be convertible, at the option of the holder of the bonds, into newly issued Shares upon the occurrence of (A) a sale by Purchaser, any of its affiliates and any tagging shareholder in a third party sale of a number of Shares that, collectively, equals at least 5% of the Shares held by Purchaser and its affiliates on the date of the Transaction Framework Agreement, (B) a sale by Purchaser or any of its affiliates in an initial public offering of securities by the Company of a number of Shares that equals at least 5% of their Shares on the date of the Transaction Framework Agreement; (C) a capital raise by the Company (including through an initial public offering of securities by the Company); or (D) a similar liquidity event. Upon the conversion of one or more Convertible Bonds, the holder of such convertible bonds shall receive newly issued Shares at a conversion price equal to 90% of the Company’s valuation used in the applicable conversion event.

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To the extent that one or more convertible bonds have not been converted in accordance with their terms and have not been redeemed as described below, the aggregate principal amount of such convertible bonds plus accrued interest shall become due and payable on the date that is seven years after the relevant bond issuance date (each, a “Maturity Date”). On a Maturity Date, the higher of the following amounts shall be paid, at the Company’s discretion, in cash or in the form of newly issued Shares (issued at a conversion price determined on the basis of a valuation of the Company applied in the most recent conversion event listed above, or, in the absence of the occurrence of a conversion event, a valuation performed by an independent third party): (A) the aggregate principal amount of such convertible bonds plus the accrued interest; or (B) an amount that provides the holder of such convertible bonds with a minimum internal rate of return (IRR) of 15% on the aggregate principal amount of such convertible bonds (the “Minimum IRR Amount”). To the extent that one or more convertible bonds have not been converted in accordance with their terms on or after the third anniversary of the relevant bond issuance date, the Company may choose to redeem any or all of such convertible bonds in cash, in whole or in part, in an amount equal to the higher of: (A) the aggregate principal amount of such convertible bonds plus the accrued interest; or (B) the Minimum IRR Amount for such convertible bonds.

Consultation Procedure. The Dutch works council of Allego B.V., a wholly-owned subsidiary of the Company (the “Works Council”) has (or may have) a right of advice in respect of the Meridiam Contribution. The Company has initiated the consultation procedure with the Works Council in connection with the Meridiam Contribution pursuant to the Dutch Works Councils Act (the “Consultation Procedure”) by submitting a request for advice to the Works Council in connection with the Meridiam Contribution. The Consultation Procedure will be deemed completed in the following events: (a) the Works Council having rendered an advice permitting execution of the Meridiam Contribution or containing (a) commitment(s) accepted by the Company; (b) the Works Council having irrevocably and unconditionally waived in writing its right to advise in connection with the Meridiam Contribution; or (c) the Works Council having rendered a negative advice (including having failed to render an advice within a reasonable period of time) or a conditional advice, and (i) the Works Council having irrevocably and unconditionally waived its right to initiate legal proceedings as referred to in section 26 of the Dutch Works Councils Act; (ii) the period as set out in section 25, subsection 6, of the Dutch Works Councils Act having lapsed without the Works Council having initiated legal proceedings as referred to in section 26 of the Dutch Works Councils Act; or (iii) after the initiation of legal proceedings as referred to in section 26 of the Dutch Works Councils Act, the Netherlands Enterprise Court (Ondernemingskamer) having dismissed the Works Council’s appeal or such legal proceedings otherwise having been terminated in a manner permitting the Meridiam Contribution to proceed.

The Company and Purchaser agreed to consult with each other closely with a view to initiating and finalizing the Consultation Procedure, and to resolve any issues in connection with the Consultation Procedure in an expeditious manner. The Company will as soon as reasonably practicable provide Purchaser with copies of all material correspondence and inform Purchaser of the contents of any other material communications with the Works Council, and permit Purchaser to review and to provide reasonable comments on any such material communications (to which reasonable and good faith consideration shall be given). If deemed desirable by the Works Council, Purchaser will participate in meetings of the Company with the Works Council.

The Company and Purchaser will closely cooperate to answer any questions or requests from the Works Council and will carefully consider and discuss in good faith if the Works Council expresses any views on the Meridiam Contribution or request any commitment in connection with the Meridiam Contribution (provided that no Party will be under any obligation to consent to or comply with any such request). Purchaser’s prior written consent, which may not be unreasonably withheld, conditioned or delayed, is required before the Company and its subsidiaries make, propose or accept any commitment to the Works Council in connection with the Meridiam Contribution.

Company Support. The Company has confirmed to us in the Transaction Framework Agreement that the Independent Transaction Committee recommended that the Board, among other things,

•	determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the

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sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders),

•	approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder, and

•	resolve to and shall pursue the Transactions on the terms of and subject to the provisions of the Transaction Framework Agreement (collectively the “Company Support”).

In view of the conflict of interest rules within the meaning of section 2:129, subsection 6 of the Dutch Civil Code (“DCC”), Jane Garvey, Matthieu Muzumdar, Thierry Deau, Julia Prescot, Mathieu Bonnet and Thomas Maier (collectively, the “Recused Directors”) recused themselves from all deliberations and decision-making of the Board regarding the Transactions, which resulted in the remaining members of the Board (collectively, the “Disinterested Directors”, which definition shall include their respective successor independent directors appointed to the Board in accordance with the provisions of the Transaction Framework Agreement), voting to approve the Company’s entry into the Transaction Framework Agreement.

The Company has further agreed that it will, on the commencement date of the Offer, file with the SEC and disseminate to shareholders of the Company a Solicitation/Recommendation Statement on Schedule 14D-9 and jointly file with Purchaser a Schedule 13E-3 that will include the Company Support. Additionally, the Transaction Framework Agreement provides, among other things, that the Company will include the Company Support in the initial press release relating to the Transaction Framework Agreement and the Transactions, any subsequent announcements made by the Company in connection with the Transactions, the Schedule TO, the Schedule 14D-9 and the Schedule 13E-3 and that the Company shall take all necessary actions within its power to effect the Transactions.

Board Composition. Purchaser and the Company agreed in the Transaction Framework Agreement that, on the Closing Date, the Board will be composed of nine members (one executive and eight non-executive members), comprising the members of the Board as of the date of the Transaction Framework Agreement plus Matthieu Muzumdar, who currently serves as an acting member of the Board under article 14.5 of the Company’s articles of association. For as long as any Shares continue to be held by Unaffiliated Private Shareholders following the date of the Transaction Framework Agreement, the Board shall comprise at least three Disinterested Directors. If a Disinterested Director resigns or is otherwise no longer in office when any Shares continue to be held by Unaffiliated Private Shareholders following the date of the Transaction Framework Agreement, Purchaser and the Company will procure the appointment of a successor, who: (i) qualifies as independent from the Company, Purchaser and its affiliates within the meaning of the Dutch Corporate Governance Code (disregarding for these purposes the ‘group exemption’ of best practice provision 2.1.8(vii) of the Dutch Corporate Governance Code and irrespective of whether the Dutch Corporate Governance Code applies to the Company at that time); and (ii) is reasonably acceptable to the Board (by majority vote) and the remaining Disinterested Director (provided that if all of the Disinterested Director resign or are otherwise no longer in office when any Shares continue to be held by Unaffiliated Private Shareholders following the date of the Transaction Framework Agreement, the respective successors should also be reasonably acceptable to at least two of the outgoing Disinterested Director (or to one outgoing Disinterested Director if no more than one outgoing Disinterested Director is in the position to reasonably accept)), to serve on the Board for as long as any Shares continue to be held by Unaffiliated Private Shareholders.

Post-Delisting Strategy and Business Plan. Purchaser agreed in the Transaction Framework Agreement that, for a period of 24 months following the Delisting, except with the prior approval of the Board, including the affirmative vote of at least two Disinterested Directors: (i) it will support the current strategy of the Company and will not make substantial changes to the Company’s existing business plan; (ii) it will support the Company and its subsidiaries in serving its customers existing at the date of the Transaction Framework Agreement; and (iii) there will be no material redundancies with respect to the workforce of the Company and its subsidiaries as a direct consequence of the Transactions.

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Post-Delisting Unaffiliated Private Shareholders Protective Arrangements. From and after the date of the Transaction Framework Agreement and for so long as the Shares are held by Unaffiliated Private Shareholders, an affirmative vote of at least two Disinterested Directors (or the affirmative vote of one Disinterested Director if there is no more than one incumbent Disinterested Director at that time) is required for the following actions of the Company and its subsidiaries: (a) issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to the Unaffiliated Private Shareholders (other than pursuant to the Company Equity Plans or the issuance of shares in the capital of a subsidiary of the Company solely to the Company or to another subsidiary of the Company); (b) agreeing to or entering into any transaction that is not on arm’s length terms with Purchaser, any direct or indirect shareholder of Purchaser or any other affiliated person of Purchaser; and (c) taking any other action that prejudices the interests of, or is disproportionately adverse to, the Unaffiliated Private Shareholders.

Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements. Purchaser committed in the Transaction Framework Agreement to the following liquidity arrangements in favor of the Unaffiliated Private Shareholders following the Delisting: (i) no restrictions will apply on any sale or transfer of, disposal of, creation of any interest, option, pledge or any other encumbrance on (all or part of) the Shares held by Unaffiliated Private Shareholders, except if such restrictions follow from the Company’s articles of association in effect as of the date of the Transaction Framework Agreement or applicable law; (ii) if, at any time following the Delisting, Purchaser or any of its affiliates wishes to, directly or indirectly, sell all or part of its Shares to a third party, the Unaffiliated Shareholders will have a priority tag along right(the “Priority Tag Rights”); (iii) Purchaser will assist the Company with the organization of an auction sales process of Shares for the Unaffiliated Private Shareholders within 18 months following the Delisting on a best-efforts basis, and if any Shares can be sold by the Unaffiliated Private Shareholders in the auction sales process, Purchaser will, at the request of any Disinterested Director, sell (for the same consideration and otherwise under terms and conditions no less favorable than those applicable to the selling Unaffiliated Private Shareholders in such auction sales process) such part of its Shares in such auction sale process in order to ensure that a minimum size of 5% of the Company’s issued share capital can be sold in such process with the purpose of making the process more (economically) attractive; and (iv) prior to December 31, 2027, Purchaser will initiate, and, if the liquidity event takes the form of an initial public offering of the Shares, the Company shall organize with Purchaser’s assistance, a liquidity event, in each case on a best-efforts basis, and if any Shares can be sold by Purchaser or its affiliates in a liquidity event, the Unaffiliated Private Shareholders will have the right to sell all their Shares (for the same consideration and otherwise under terms and conditions no less favorable than those applicable to Purchaser or its affiliates in such liquidity event) with priority over Purchaser and its affiliates.

If, prior to December 31, 2029, Purchaser or its affiliates sells or transfers (directly or indirectly, in a single transaction or a series of transactions, subject to certain exceptions) all or substantially all of its shareholding in, or all or substantially all of the assets of, the Company and its subsidiaries to one or more unaffiliated third parties when any Shares continue to be held by Unaffiliated Private Shareholders (other than in connection with a third party financing source enforcing a lien on Shares held by Purchaser or the relevant affiliate), Purchaser agreed to procure that either: (a) such acquirer(s) shall, prior to such sale or transfer, commit to comply with corporate governance provisions and post-delisting covenants specified in the Transaction Framework Agreement, as if it were Purchaser until the earlier of (I) December 31, 2029 and (II) the Company ceasing to have Shares held by Unaffiliated Shareholders; or (b) the Priority Tag Rights will be applied with a tag sale price that is no less than an amount that provides each tagging shareholder with a minimum IRR of 15% on US$1.70 per Share, calculated from the consummation of the Offer.

Certain Adjustments. The value of the Offer Consideration is on the basis that no dividend or other distribution, whether in cash or assets, by the Company to the holders of Shares is declared, made, or paid between the date of the Transaction Framework Agreement and the Closing Date. In the event that the Company, without the prior written consent of Purchaser, declares, makes or pays such a dividend or other distribution after the date of the Transaction Framework Agreement and with a record date for entitlement to payment thereof on or before the Closing Date, Purchaser may reduce the Offer Consideration accordingly. In addition, in the event that, during

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the period between the date of the Transaction Framework Agreement and the Expiration Time, the number of outstanding Shares is changed into a different number of Shares as a result of a conversion, stock split (including a reverse stock split), stock dividend or distribution, or other similar transaction, then the Offer Consideration will be equitably adjusted, without duplication, to reflect such change.

Treatment of the Allego Equity Plan. The Transactions will not have an impact on the rights of, and individual commitments to, eligible participants under the Company long-term incentive plan and the Company management incentive plan in place at the date of the Transaction Framework Agreement (“Company Equity Plans”). All rights of, and all individual commitments to, eligible participants under the Company Equity Plans will be respected by Purchaser, the Meridiam Fund and Company in accordance with the terms and conditions of the Company Equity Plans and the outstanding awards thereunder existing on the date of the Transaction Framework Agreement.

Any vested options and restricted stock options awarded under the Company Equity Plans are exercisable in accordance with the terms and conditions of the Company Equity Plans, and any unvested options, restricted stock units or other awards granted under the Company Equity Plans will vest in accordance with their applicable vesting schedule and will not be accelerated in connection with the Transactions. Eligible participants receiving Shares following the exercise of any vested options, restricted stock units or other awards granted under the Company Equity Plans in accordance with the terms and conditions thereof prior to the Expiration Time will have the option, to the extent permitted under applicable laws, to tender such Shares in accordance with the terms of the Offer and receive the Offer Consideration.

The Company Equity Plans will remain in place after the Delisting. Purchaser and the Company agreed to enter into reasonable and good faith discussions to, and to procure that the relevant corporate body with respect to the Company Equity Plans and to take such decision to, cater for such situation and make it suitable for a company in a non-listed setting, if, as a result of the Delisting, a situation arises that is not foreseen or catered for in the respective Company Equity Plans.

Representations and Warranties. In the Transaction Framework Agreement, the Company has made customary representations and warranties to Purchaser that are subject to specified exemptions and qualifications contained in the Transaction Framework Agreement and to certain disclosures made to Purchaser or made in the Company’s SEC filings on or after March 17, 2022 and publicly available at least two business days prior to the date of the Transaction Framework Agreement, including representations relating to, among other things: (i) organization and good standing, (ii) capitalization, (iii) corporate authority, and (iv) the Company SEC reports and financial statements.

The representations and warranties in the Transaction Framework Agreement made by the Company are, in certain cases, modified by “knowledge,” “materiality” and “Material Adverse Effect” qualifiers.

In the Transaction Framework Agreement, Purchaser also made customary representations and warranties to the Company that are subject to specified exemptions and qualifications contained in the Transaction Framework Agreement. Purchaser’s representations and warranties are, in certain cases, modified by “knowledge,” “materiality” and “material adverse effect.”

Purchaser’s representations and warranties include representations relating to, among other things: (i) organization and good standing, (ii) corporate authority, (iii) ownership of ordinary shares; and (iv) sufficient funds to complete the Offer.

Conduct of the Company Pending the Closing. From the date of the Transaction Framework Agreement until the earlier of the date of the Closing or the date the Transaction Framework Agreement is validly terminated in accordance with its terms (the “Interim Period”), the Company and Purchaser will, subject to applicable law, consult and cooperate with each other in respect of any relevant matters in connection with the Transactions, including on publicity and investor relations, including giving each other advance sight of any publicly and

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investor relations materials and taking into account each other’s reasonable comments. Furthermore, the Company will use all reasonable efforts to cause each of its subsidiaries to, and Purchaser will use all reasonable efforts to cause the Company and its subsidiaries to, with certain exceptions, including during emergency situations:

(a)

conduct the business of the Company and its subsidiaries in all material respects in the ordinary course, consistent with past practice and consistent with the scope and activities of such business as at the date of the Transaction Framework Agreement; and

(b)	refrain from taking any of the following actions, without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed):

(i)

alter, amend, renegotiate, terminate, or otherwise change the terms and conditions of any existing related party contract (including with E8 or any of its affiliates), or enter into any new related party arrangements (including with E8 or any of its affiliates);

(ii)

create, issue, increase, acquire, reduce, repay, redeem, dispose of, pledge, encumber, or agree to create, issue, increase, acquire, reduce, repay, redeem, dispose of, pledge or encumber any Shares or other equity interests, including options, in the capital of the Company or instruments convertible into Shares other than as required under the Company Equity Plans or other contracts to which the Company is a party as of the date of the Transaction Framework Agreement;

(iii)	split, combine, subdivide, exchange or reclassify any Shares or other equity interests, including options, in the capital of the Company or instruments convertible into Shares;

(iv)	grant, or agree to grant, any option in respect of any Shares or other securities other than as required under the Company Equity Plans;

(v)

repay, amortise or reduce any share capital, or declare, set aside or pay any dividend or interim dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Shares or other equity interests in the capital of the Company;

(vi)	enter into, alter, amend, renegotiate, terminate or otherwise change the terms and conditions of any derivative issued or issuable by any member of the Company and its subsidiaries; and

(vii)	agree, resolve or commit to take any of the actions set forth in (i) through (vi) above.

Non-Solicitation. During the Interim Period, the Company and its subsidiaries and its and their respective directors, officers and advisers acting on its or their behalf (together the “Relevant Persons”) agreed not to, directly or indirectly, either alone or in concert with others (i) initiate, solicit, enter into, engage or have discussions or negotiations (including continuing any discussion or negotiation that might have existed on or prior to the date of the Transaction Framework Agreement) with any third party relating to, or which could reasonably be expected to lead to or result in, an alternative proposal; (ii) provide any non-public or confidential information or data relating to the Company and its subsidiaries or its business or assets or grant access to its books, records or personnel to any third party in relation to an alternative proposal; or (iii) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, purchase agreement, business combination agreement, transaction framework agreement, joint-venture agreement, option agreement or similar agreement, to the extent providing for an alternative proposal. The Company will notify Purchaser promptly, and in any event within twenty-four hours if any approach or enquiry, or any request for information, is received by it or any of its Relevant Persons from any third party in relation to an alternative proposal and Company will notify Purchaser of its knowledge of the identity of such third party, the proposed consideration, the conditions to (the making and declaring unconditional of) the alternative proposal and other proposed material terms of such alternative proposal and will continue to cooperate with and support the Transactions in accordance with the terms and conditions of the Transaction Framework Agreement.

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Support Withdrawal. Neither the Company, nor any Disinterested Directors (individually or jointly) will (i) withhold, withdraw, modify, amend, condition or qualify the Company Support in a manner adverse to Purchaser, Meridiam Fund or the Transactions, or publicly propose to do any of the foregoing; (ii) fail to make or include the Company Support in the Schedule 14D-9 or the Schedule 13E-3 or make any public statement inconsistent with the Company Support; (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any alternative proposal; (iv) make any public statement in connection with an alternative proposal; or (v) publicly propose to do or cause to be done any of the foregoing (each action, “Support Withdrawal”). Notwithstanding the foregoing, the Disinterested Directors may make a Support Withdrawal, if at any time before the Expiration Time any material event, material development, material circumstance or material change in circumstances or facts occurs or arises after the date of the Transaction Framework Agreement that causes the Disinterested Directors to determine in good faith (after consultation with their outside legal counsel and financial advisors and after consultation with Purchaser) that the failure to make a Support Withdrawal would be inconsistent with the fiduciary duties of the Disinterested Directors under the Laws of the Netherlands.

Other Covenants. The Transaction Framework Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to access to information, confidentiality, public announcements and notification of certain matters.

Termination of the Transaction Framework Agreement. The Transaction Framework Agreement may be terminated and the Transactions may be abandoned at any time:

(a)	if the Company and Purchaser so agree in writing;

(b)	by either the Company or Purchaser by notice in writing given to the other Parties:

(i)

in the case of a final and non-appealable order having been issued or law, rule, regulation or statute having been enacted by any court, authority or governmental entity of competent jurisdiction, which in any such case prohibits, renders illegal or enjoins the consummation of the Transactions in accordance with the Transaction Framework Agreement; or

(ii)

if the Offer (as it may have been extended and re-extended in accordance with the terms of the Transaction Framework Agreement) expires or is terminated in accordance with the Transaction Framework Agreement as a result of the non-satisfaction or non-waiver (to the extent that such waiver is permitted by applicable Laws) of any of the conditions to the offer; provided that (A) the terminating party, is not then in material breach of any terms of the Transaction Framework Agreement and has not materially failed to perform any of its obligations, agreements and covenants in accordance with the terms of the Transaction Framework Agreement; and (B) in the case of Purchaser as the terminating party, Purchaser has not failed to extend the Offer to the extent required by the terms of the Transaction Framework Agreement;

(c)	by notice in writing given by the Company to Purchaser:

(i)

if Purchaser or the Meridiam Fund (including Parent, acting in its capacity of fund manager of the Meridiam Fund) has breached or failed to perform, as applicable, any of its obligations, agreements and covenants under the Transaction Framework Agreement, to the extent that such breach or failure to perform has not been remedied (if capable of being remedied) by Purchaser before the date that is the earlier of (A) ten business days after receipt by Purchaser of a written notice from the Company; and (B) three business days before the Long Stop Date, such that any Offer Condition would not be capable of being satisfied; provided that (i) the Company is not then in material breach of any terms of the Transaction Framework Agreement and has not materially failed to perform any of its obligations, agreements and covenants in accordance with the terms of the Transaction Framework Agreement and (ii) inaccuracy of any representations and warranties made by the Company in the Transaction Framework Agreement shall not be a ground of termination under this provision; or

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(ii)

(A) Purchaser fails to commence the Offer in violation of the terms of the Transaction Framework Agreement; (B) Purchaser has terminated the Offer prior to the then-applicable Expiration Time; or (C) Purchaser, in violation of the terms of the Transaction Framework Agreement, fails to accept for purchase the tendered Shares; or

(d)	by notice in writing given by Purchaser to the Company:

(i)

if the Company has breached or failed to perform, as applicable, any of its obligations, agreements and covenants under the Transaction Framework Agreement, to the extent that such breach or failure to perform has not been remedied (if capable of being remedied) by the Company before the date that is the earlier of (A) ten business days after receipt by the Company of a written notice from Purchaser; and (B) three business days before the Long Stop Date, such that any conditions to offer would not be capable of being satisfied; provided (i) that Purchaser is not then in material breach of any terms of the Transaction Framework Agreement and has not materially failed to perform any of its obligations, agreements and covenants in accordance with the terms of the Transaction Framework Agreement and (ii) inaccuracy of any representations and warranties made by the Company in the Transaction Framework Agreement shall not be a ground of termination under this provision; or

(ii)

following a Support Withdrawal; provided that any such termination must occur by the business day immediately prior to the earlier of (A) the Long Stop Date; or (B) the fifth business day following the date that the Disinterested Directors first publicly announce such Support Withdrawal.

Effect of Termination. In the event of a valid termination of the Transaction Framework Agreement by any of the Parties, the Transaction Framework Agreement will have no further force or effect, other than certain provisions, and the definitions used therein, which shall survive such termination, and no party thereto will have any liability thereunder following such termination, except that the termination of the Transaction Framework Agreement will not relieve any party to the agreement from any liability arising out of any fraud (bedrog) by such party of any of its obligations, agreements and covenants under the Transaction Framework Agreement prior to such termination.

Governing Law, Jurisdiction. The Transaction Framework Agreement and the documents to be entered into pursuant to it, and any non-contractual obligations arising from or in connection with the Transaction Framework Agreement and such documents, will be deemed to be made in, and in all respects will be interpreted, construed and governed exclusively by and in accordance with the laws of the Netherlands, without regard to the conflict of law principles thereof.

Forum. All disputes arising out of or in connection with the Transaction Framework Agreement (including any dispute as to the validity of the Transaction Framework Agreement and any disputes relating to any non-contractual obligations arising from or in connection with the Transaction Framework Agreement, shall be finally and exclusively resolved by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Netherlands (Arbitragereglement van het Nederlands Arbitrage Instituut).

Confidentiality Agreement.

On May 9, 2023, Allego Holding B.V. and Purchaser entered into a non-disclosure agreement (the “Confidentiality Agreement”) to ensure the confidentiality of any information regarding the Company that might be disclosed to Purchaser in the ordinary course of interactions between the parties. Under the Confidentiality Agreement, Purchaser and its affiliates agreed, among other things, to keep confidential (subject to certain exceptions) certain non-public information about Allego for a period of two years from the date of the Confidentiality Agreement. The summary of the Confidentiality Agreement contained in this Offer to Purchase under does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) hereto and is incorporated herein by reference. For additional detail regarding the Transaction Framework Agreement, see “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements.”

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Non-tender Agreement.

Contemporaneously with the execution and delivery of the Transaction Framework Agreement, Purchaser entered into a letter agreement, dated June 16, 2024 (the “Non-tender Agreement”), with AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively the “Apollo Fund”), pursuant to which the Apollo Fund agreed, among other things, (A) not to tender any of the Shares beneficially owned by the Apollo Fund in the Offer and (B) to waive all the rights the Apollo Fund (or Spartan Acquisition Sponsor III LLC) may have under the Registration Rights Agreement (see “Special Factors—Section 4—Related Party Transactions—Initial Public Offering Registration Rights Agreement.”). As of the date of this Offer to Purchase, the Apollo Fund owns, in the aggregate, 18,706,989 Shares, representing approximately 6.85% of the outstanding Shares.

In addition, Purchaser and the Apollo Fund agreed that (i) at delisting of the Company, the composition of the Board the Company will be identical to the current composition, (ii) for so long as there is any Unaffiliated Shareholder, there will be at least two independent non-executive directors on the Board, (iii) subject to any foreign direct investment and other regulatory approvals, on or prior to December 31, 2027, Purchaser will obtain the approval of the Apollo Fund before exercising its rights as a shareholder in the Company to procure the removal of Patrick Sullivan from the Board and (iv) following a subsequent public offering of the Company (following the delisting of the Company), the Apollo Fund will have demand and other customary registration rights consistent with the Registration Rights Agreement.

Under the agreement, the Apollo Fund also has rights to (i) receive information customarily provided to equity investors in accordance with Dutch market practice, (ii) have meetings with Parent regarding the Company each calendar quarter, and (iii) transfer its Shares to any person at any time, which right is not subject to any restrictions. Furthermore, the agreement provides that all liquidity arrangements and priority tag along rights contemplated in the Transaction Framework Agreement apply to the Apollo Fund. See “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements—Post-Delisting Minority Shareholders Liquidity Arrangements.”

Each of Purchaser and the Apollo Fund may terminate the agreement with written notice to the other party if (i) the Offer is not launched on or prior to December 16, 2024, (ii) Purchaser increases the Offer Consideration to an amount exceeding USD 1.70 per Share; (iii) Purchaser amends the terms of the Offer such that it results in the Apollo Fund’s shareholding in the Company being diluted; (iv) the Offer lapses without acceptance of the tendered Shares by Purchaser or is withdrawn in accordance with its terms; or (v) the delisting of the Company from the NYSE has not become effective on or prior to December 16, 2024.

13.	Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights.

NYSE Listing and Market for the Shares. As contemplated under the Transaction Framework Agreement, the Company will effect the Delisting as soon as possible after the consummation of the Offer. As a result, there will not be an active trading market for the Shares following the consummation of the Offer.

In addition, once the Shares are no longer listed on the NYSE (or any European regulated market, European multilateral trading facility or similar regulated stock exchange operating in the United States of America or elsewhere), holders of record of Shares shall only be able to transfer their Shares in accordance with Dutch law, pursuant to a Dutch notarial deed.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As soon as possible after the Delisting, provided that the Company has fewer than 300 holders of record, the Company will effect the Deregistration. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company. Furthermore, the ability of “affiliates” of

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the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated.

No Shareholder Approval. We will not be seeking the approval of the Unaffiliated Private Shareholders before effecting the Delisting.

No Appraisal Rights. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. Company shareholders are not entitled to appraisal rights with respect to the Offer.

Margin Regulations. The Shares are currently “margin stock” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Following the Offer and the Delisting, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

According to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Company has not previously declared or paid cash dividends and has no plans to declare or pay any dividends in the near future.

In the event that the Company, without the prior written consent of Purchaser, declares, makes or pays such a dividend or other distribution after the date of the Transaction Framework Agreement and with a record date for entitlement to payment thereof on or before the Closing Date, Purchaser may reduce the Offer Consideration accordingly.

As discussed in “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements,” pursuant to the Transaction Framework Agreement, during the Interim Period, except with the prior written consent of Purchaser, neither the Company nor any of its Affiliates will repay, amortize or reduce any share capital, or declare, set aside or pay any dividend or interim dividend or other distribution (whether in cash, stock or property, or any combination thereof) in respect of any Shares or other equity interests in the capital of the Company.

15.	Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not properly withdrawn in connection with the Offer, unless, immediately prior to the applicable Expiration Time, each of the following conditions to the Offer has been satisfied or waived (to the extent such waiver is permitted by applicable law):

(a)	the Transaction Framework Agreement shall not have been terminated in accordance with its terms; and

(b)

no order (whether temporary, preliminary or permanent) issued or Enactment (whether temporary, preliminary or permanent) made by any court, governmental or regulatory authority or governmental entity of competent jurisdiction that prohibits, renders illegal or enjoins the consummation of the Transactions, including the Offer; provided that Purchaser, the Meridiam Fund (including Parent, acting in its capacity of fund manager of the Meridiam Fund) and their respective affiliates shall have taken all actions required under the Transaction Framework Agreement to avoid any such order or have any such order lifted (collectively, the “Offer Conditions”).

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The Transaction Framework Agreement does not contain a “no material adverse effect” condition or any condition related to receipt of any third party or regulatory consent or approval. Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

The Offer Conditions are in addition to, and not a limitation of, the rights and obligations of Purchaser to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Transaction Framework Agreement and the applicable rules and regulations of the SEC. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information provided by the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought.

Parent and Purchaser are not currently aware of any pre-closing antitrust or competition law filings, any filings or approvals relating to any foreign investment laws or regimes required in connection with the transactions contemplated by the Transaction Framework Agreement.

17.	Fees and Expenses.

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and Broadridge Corporate Issuer Solutions, LLC to be the Depositary in connection with the Offer. As part of the services included in such retention, the Information Agent may contact shareholders of the Company by mail, telephone, facsimile, personal interview, electronic mail, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Purchaser has retained Morgan Stanley to act as its financial advisor with respect to the Transactions. From time to time during the deliberations described above under the section “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” upon the request by senior management of Parent, representatives of Morgan Stanley provided strategic advice, and consulted with, senior management of Parent with respect to the Offer. In addition, Morgan Stanley acted as a liaison for Parent and Purchaser to the financial advisor engaged by the Company.

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It is estimated that the expenses incurred in connection with the Offer will be approximately as set forth below:

Information Agent Fees and Expenses	US$	20,000
Depositary Fees and Expenses	US$	20,000
SEC Filing Fees	US$	18,939
Legal Fees	US$	1,825,000
Financing Fees (Inclusive of Related Legal Fees)	US$	3,443,462	*
Financial Advisory Fees	US$	4,187,994	**
Printing and Mailing Costs	US$	85,825
Miscellaneous	US$	65,000
Total	US$	9,666,220

*	Equivalent to approximately EUR3,700,000 based on an exchange rate of EUR1.0745 per US$1.00, the exchange rate between Euros and U.S. dollars published by the European Central Bank on July 1, 2024.
**	Equivalent to approximately EUR4,500,000 based on an exchange rate of EUR1.0745 per US$1.00, the exchange rate between Euros and U.S. dollars published by the European Central Bank on July 1, 2024.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

18.	Miscellaneous.

Offer Restrictions

The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders of the Company in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to shareholders of the Company in such jurisdiction in compliance with applicable law. In those jurisdictions where applicable law require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Allego or any of their respective subsidiaries since the date as of which such information is furnished or the date of this Offer to Purchase.

This Offer to Purchase is not an offer, whether directly or indirectly, in Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Singapore, South Africa or Russia or in any other jurisdiction where such offer would be prohibited by applicable law pursuant to legislation, restrictions and regulations in such relevant jurisdiction (the

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“Restricted Territories”). Shareholders not resident in the Netherlands or the United States who wish to accept the Offer must make inquiries concerning applicable legislation and possible tax consequences.

The Offer is not being made, directly or indirectly, in or into the Restricted Territories by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue of the Restricted Territories and the Offer cannot be accepted by any such use or by such means, instrumentality or facility of, in or from, the Restricted Territories. Accordingly, this Offer to Purchase and any documentation relating to the Offer are not being and should not be sent, mailed or otherwise distributed or forwarded in or into the Restricted Territories.

This Offer to Purchase is not being, and must not be, sent to holders of Shares with registered addresses in the Restricted Territories. Banks, brokers, dealers and other nominees holding shares for persons in the Restricted Territories must not forward this Offer to Purchase or any other document received in connection with the Offer to such persons. Persons receiving such documents or information (including custodians, nominees and trustees) should not distribute or send them in or into a Restricted Territory or use the mails or any means, within a Restricted Territory in connection with the Offer.

Any failure to comply with these restrictions may constitute a violation of the securities laws of any of the Restricted Territories. It is the responsibility of all persons obtaining this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery or other documents relating to this Offer to Purchase or to the Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of this Offer to Purchase who is in any doubt about his or her status in relation to these restrictions should consult his or her professional adviser in the relevant territory.

Neither Purchaser, Parent, Morgan Stanley, the Depositary, nor the Information Agent accepts or assumes any responsibility or liability for any violation by any person of any such restrictions.

This Offer to Purchase does not represent an offer to acquire or obtain securities other than the Shares that are subject to the Offer.

Any purported tender of Shares in the Offer resulting directly or indirectly from a violation of the restrictions described in this Offer to Purchase and the related documents will be invalid. Further, any person purporting to tender Shares pursuant to the Offer will be deemed not to have made a valid tender if such person is unable to make the representations and warranties set out in the section “The Tender Offer—Section 18—Miscellaneous–Certifications as to Restrictions” below and any corresponding representations and warranties in the Letter of Transmittal for the Offer.

Acceptances of the Offer and tenders of Shares made by a person located in a Restricted Territory, by any trustee, representative, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the Restricted Territories, or by the use of mails or any other communication means, within the Restricted Territories, directly or indirectly, will not be accepted (and should not be accepted by any such custodian, nominee, trustee, agent, fiduciary or other intermediary holding Shares for any persons).

Any Letter of Transmittal or other communication relating to the Offer that originates from, is postmarked from, bears a return address in, or otherwise appears to have been dispatched from, the Restricted Territories will not be accepted (and should not be accepted by any trustee, representative, fiduciary or other intermediary).

Acceptances of the Offer and tenders of Shares will not be accepted (and should not be accepted by any custodian, nominee, trustee, agent, fiduciary or other intermediary) if the consideration for the Shares is required to be mailed or otherwise delivered in or into a Restricted Territory or if an address within a Restricted Territory is provided for receipt of the price of the Shares in the Offer or the return of the Letter of Transmittal.

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Each of Purchaser, Parent, Parent’s Financial Advisor, the Depositary, and the Information Agent reserves the right, in its absolute discretion (and without prejudice to the relevant shareholder’s responsibility for the representations and warranties made by it), to (a) reject any tender of Shares without investigation because the origin of such tender cannot be determined, or (b) investigate, in relation to any tender of Shares pursuant to the Offer, whether any such representations and warranties given by a shareholder are correct and, if such investigation is undertaken and as a result Purchaser determines (for any reason) that such representations and warranties are not correct, such tender may be rejected.

This Offer to Purchase has not been produced by, and has not been approved by, an “authorised person” for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”). The communication of this Offer to Purchase and any other related documents or materials to persons in the United Kingdom is exempt from the restrictions on financial promotions in section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire shares in a body corporate and the object of the transaction may reasonably be regarded as being the acquisition of day to day control of the affairs of that body corporate, or to acquire 50 percent or more of the voting shares in that body corporate, within Article 62 (Sale of a body corporate) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Certifications as to Restrictions

By accepting the Offers through delivery of a duly executed Letter of Transmittal to the Depositary, the holder of tendered Shares, and any custodian, nominee, trustee, agent, fiduciary or other intermediary submitting the Letter of Transmittal or participating in the Offers on behalf of such holder, certifies that such person:

•

was not present or resident in, nor is a citizen of, a Restricted Territory at the time of receiving this Offer to Purchase, the Letter of Transmittal or any other document or information relating to the Offer, and has not mailed, transmitted or otherwise distributed any such document or information in or into a Restricted Territory;

•

has not used, directly or indirectly, the mails, or any means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex and telephone) of interstate or foreign commerce, or the facilities of the securities exchanges, of a Restricted Territory in connection with the Offer;

•

was not present or resident in, nor is a citizen of, a Restricted Territory at the time of accepting the terms of the Offers, at the time of returning the Letter of Transmittal or at the time of giving the order or instruction to accept the Offer (whether orally or in writing); and

•

if acting in a custodial, nominee, trust, fiduciary, agency or other capacity as an intermediary, then either (i) has full investment discretion with respect to the Shares covered by the Letter of Transmittal or (ii) the person on whose behalf it is acting has authorized it to make the foregoing representations and was not present or resident in, nor is a citizen of, a Restricted Territory at the time the shareholder instructed such custodian, nominee, trustee, fiduciary, agent or intermediary to accept the Offer on his or her behalf, and such custodian, nominee, trustee, fiduciary, agent or other intermediary is processing that acceptance as part of its normal securities custodial function.

Other Filings

Parent and Purchaser have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Parent, Purchaser and the Company have jointly filed the Schedule 13E-3 pursuant to the Exchange Act, and may file amendments thereto. A copy of Schedule TO and Schedule 13E-3, and any amendments thereto, may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in “The Tender Offer—Section 8— Certain Information Concerning Purchaser and Parent.” In addition, the Company has filed the Schedule 14D-9, together

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with the exhibits thereto, setting forth the Company Support and furnishing certain additional related information. The Schedule TO, the jointly filed Schedule 13E-3 and the Company’s Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in “The Tender Offer—Section 8— Certain Information Concerning Purchaser and Parent.” This website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and it should not be considered to be a part of this Offer to Purchase.

Purchaser

July	3, 2024

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SCHEDULE I

INFORMATION RELATING TO PARENT AND PURCHASER

Directors and Executive Officers of Parent

The name, business address and telephone number, citizenship, present principal occupation, employment history, material occupations, positions, offices or employment for at least the past five years of each of the executive officers and directors of Parent are set forth below. Unless otherwise indicated, the current business address of each person is 4, Place de l’Opera 75002, Paris, France, and the current business telephone number is +33 1 53 34 96 96. None of the individuals listed below have, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities law, or a finding of any violation of U.S. federal or state securities law.

Name	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Thierry Deau	France

Function: Founding Chairman and Chief Executive Officer

Professional Background: Thierry Déau has been Parent’s Chairman and Chief Executive Officer since 2005. He also holds numerous board seats and president positions in various affiliates of the Parent.

Matthieu Muzumdar	France

Function: Deputy Chief Executive Officer

Professional Background: Matthieu Muzumdar has served as Chief Operating Officer – Europe of Parent (2018 to 2023) and as Deputy Chief Executive Officer of Parent since 2023.

Mathieu Peller	France

Function: Deputy Chief Executive Officer

Professional Background: Mathieu Peller has served as Chief Operating Officer – Africa of Parent (2018 to 2023) and as Deputy Chief Executive Officer of Parent since 2023.

Emmanuel Rotat	France	Function: Chief Financial Officer Professional Background: Emmanuel Rotat has served as Parent Chief Financial Officer since 2005.

Directors and Executive Officers of Purchaser

The statutory Board of Purchaser consist of one member, Opera Charging B.V. Purchaser does not have any executive officers. The name, business address and telephone number, citizenship, present principal occupation, employment history, material occupations, positions, offices or employment for at least the past five years of each of the directors of Opera Charging B.V. are set forth below. Unless otherwise indicated, the current business address of each person is Zuidplein 126, WTC Toren H, Floor 15, 1077 XV, Amsterdam, the Netherlands, and the current business telephone number is +33 1 53 34 96 96. None of the individuals listed below have, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

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Directors of Opera Charging B.V.

Name	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Emmanuel Rotat	France	Function: Director Professional Background: Emmanuel Rotat has served as Director of Opera Charging B.V since 2022. He has also served as Parent Chief Financial Officer since 2005.

Wolfgang IJsbrand Out	Netherlands

Function: Director

Professional Background: Wolfgang Out has served as a Director of Opera Charging B.V. since 2018. He also serves as Director European Business Development with Centralis Netherlands B.V. since 2014.

Johannes Hendrikus Maria Duijndam	Netherlands

Function: Director

Professional Background: Johannes Duijndam has served as a Director of Opera Charging B.V. since 2018. He also serves as Senior Financial Manager with Centralis Netherlands B.V. since 2013.

The Letter of Transmittal and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

(855) 793-5068

shareholder@Broadridge.com

By Courier or Mail:	By USPS Service
Broadridge, Inc.	Broadridge, Inc.
Attn.: BCIS IWS	Attn: BCIS Re-Organization Dept.
51 Mercedes Way	P.O. Box 1317
Edgewood, NY 11717	Brentwood, NY 11717-0718

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

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Innisfree M&A Incorporated

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free:

(877) 750-8240

Banks and Brokers may call collect:

(212) 750-5833

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